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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No.

BIOCLINICA, INC.
(Name of Subject Company)

BIOCLINICA, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.00025 per share, and associated Preferred Share Purchase Rights
(Title of Class of Securities)

09071B100
(CUSIP Number of Class of Securities)

Mark L. Weinstein
President and Chief Executive Officer
BioClinica, Inc.
826 Newtown-Yardley Road
Newtown, Pennsylvania 18940-1721
(267) 757-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Emilio Ragosa
Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540
(609) 919-6600

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

ITEM 1.    SUBJECT COMPANY INFORMATION

        (a)    Name and Address.    The name of the subject company is BioClinica, Inc., a Delaware corporation ("BioClinica"). The address of the principal executive offices of BioClinica is 826 Newtown-Yardley Road, Newtown, Pennsylvania 18940-1721, and BioClinica's telephone number is (267) 757-3000.

        (b)    Securities.    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this "Schedule") relates is the common stock, par value $0.00025 per share (the "Common Stock"), and the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.00025 per share, of BioClinica (such rights, together with the shares of Common Stock, each a "Share", and collectively, the "Shares"). As of the close of business on February 8, 2013, there were 15,703,568 Shares issued and outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

        (a)    Name and Address.    The filing person is the subject company. The name, business address and business telephone number of BioClinica are set forth in Item 1(a) above.

        (b)    Tender Offer.    This Schedule relates to a tender offer by BC Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of BioCore Holdings, Inc., a Delaware corporation ("Parent") and an affiliate of JLL Partners Fund VI, L.P., a Delaware limited partnership (the "Sponsor"), which is a private equity fund managed by JLL Partners, Inc. ("JLL"), disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser on February 11, 2013 (as amended or supplemented from time to time, the "Schedule TO"), to purchase for cash all outstanding Shares at a price of $7.25 per Share (such amount, the "Offer Price"), net to the stockholder in cash, without interest thereon, subject to any required withholding of taxes under the Code (as defined in the Merger Agreement) or applicable tax law, if any, payable by BioClinica upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 11, 2013 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"). The Offer to Purchase and Letter of Transmittal, as each may be amended or supplemented from time to time, are referred to in this Schedule as the "Offer." The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 29, 2013 (as such agreement may be amended or supplemented from time to time, the "Merger Agreement"), among Parent, Purchaser and BioClinica. The Merger Agreement provides, among other things, that following the completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), at the effective time of the Merger (the "Effective Time") Purchaser will be merged with and into BioClinica (the "Merger"), and, as a result of the Merger, the separate corporate existence of Purchaser will cease, BioClinica will be the surviving corporation (the "Surviving Corporation") in the Merger, and all of the rights, privileges, powers, franchises, properties and assets of BioClinica and Purchaser will vest in the Surviving Corporation and continue unaffected by the Merger. The Merger Agreement further provides that each issued and outstanding share of Purchaser's capital stock will be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation; all Shares owned by BioClinica or by Parent, Purchaser or any of their respective subsidiaries will be cancelled and will cease to exist, and no consideration will be delivered in exchange for those Shares; and each issued and outstanding Share (other than Shares to be cancelled as set forth above, and other than Shares held by a holder who exercises appraisal rights and has not otherwise withdrawn or lost his or her rights to demand appraisal rights under Section 262 of the DGCL) will be converted into the right to receive the Offer Price in cash, without interest. A copy of the Merger Agreement has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer (the "Expiration Date") that number of Shares which, together with the number of Shares (if any) then owned of record by Parent or Purchaser or with respect to which Parent or the Purchaser otherwise has direct or indirect sole voting power, represents at least a majority of the sum of Shares outstanding at the Expiration Date plus the aggregate number Shares issuable to holders of BioClinica stock options with respect to which either the exercise price is less than the Offer Price or BioClinica or its representatives have received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued) (the "Minimum Tender Condition"). Parent and the Purchaser have reserved the right, at any time, in their sole discretion to waive, in whole or in part, any condition to the Offer or other requirement set forth in Annex A to the Merger Agreement or increase the Offer Price or to make any other changes in the terms and conditions of the Offer. Pursuant to the Merger Agreement, however, without the prior written consent of BioClinica, neither the Purchaser nor Parent will (i) reduce the number of Shares sought to be purchased in the Offer, (ii) reduce the Offer Price, (iii) change the form of consideration payable in the Offer, (iv) amend, modify or waive the Minimum Tender Condition, (v) add to the conditions to the Offer or amend, modify or supplement any of the conditions to the Offer in a manner adverse to any of BioClinica's stockholders, (vi) terminate the Offer, or extend or otherwise amend or modify the expiration date of the Offer in a manner other than in accordance with the Merger Agreement; or (vii) except as necessary to obtain sufficient Shares so that the number of Shares directly or indirectly owned by Parent and its subsidiaries will constitute at least 90% of the total Shares outstanding, provide any subsequent offering period.

        The Offer must remain open for twenty (20) business days following (and including the day of) the commencement of the Offer. Pursuant to the Merger Agreement, and except as otherwise provided therein, the Purchaser will not terminate or withdraw the Offer or extend the Expiration Date of the Offer unless at the Expiration Date the conditions to the Offer shall not have been satisfied or earlier waived or, in the case of termination, such termination is in connection with the termination of the Merger Agreement in accordance with its terms. The Merger Agreement provides that if, on the expiration of the twenty (20) business day period following (and including the day of) the commencement of the Offer, any of the conditions to the Offer have not been satisfied or waived, then, subject to the rights of BioClinica, Parent and Purchaser to terminate the Merger Agreement, Purchaser will extend the Offer for successive periods of up to ten business days each ending no later than April 30, 2013, with the length of each such period to be determined by Parent in its sole discretion, in order to permit the satisfaction of the conditions.

        The Purchaser shall extend the Expiration Date for any period required by the applicable rules, regulations, interpretations and positions of the U.S. Securities and Exchange Commission ("SEC") or its staff or the NASDAQ Global Market. Further, after acceptance for payment of Shares in the Offer, if Parent and Purchaser do not hold, in the aggregate, at least 90% of the issued and outstanding Shares, then Purchaser may (but is not required to) elect to provide a subsequent offering period (and one or more extensions thereof) for the Offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the "Exchange Act"). Such subsequent offering period, if Purchaser elects to provide one or more, will be up to ten business days each. Purchaser is required to immediately accept for payment, and pay for, all Shares validly tendered in any subsequent offering period.

        The Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as promptly as practicable after the applicable Expiration Date of the Offer (as it may be extended) and in any event in compliance with Rule 14e-1(c) under the Exchange Act. During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the withdrawal rights described in the Offer to Purchase.

You have the right to, and can, withdraw Shares that you previously tendered at any time until the Offer has expired and, if the Purchaser has not, by April 11, 2013, agreed to accept your Shares for payment, you can withdraw them at any time after such time until the Purchaser accepts your Shares for payment. You may not, however, withdraw Shares tendered in this Offer during any subsequent offering period.

        If the Purchaser extends the Offer or is delayed in its acceptance for payment of or payment for Shares (whether before or after its acceptance for payment of Shares), or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer, the depositary retained by the Purchaser may retain tendered Shares on its behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase. However, the Purchaser's ability to delay payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires the Purchaser to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of its Offer.

        Any extension, delay, termination, waiver or amendment of the Offer or any subsequent offering period will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date or date of termination of any subsequent offering period. Without limiting the manner in which the Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform such holders of such change), the Purchaser currently intends to make the announcement by issuing a press release via PR Newswire (or such other national media outlet or outlets it deems prudent) and making an appropriate filing with the SEC.

        If the Purchaser makes a material change in the terms of the Offer, or waives a material condition to the Offer, it will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changed term or information. In contrast, a minimum ten (10) business day period from the date of such change is generally required to allow for adequate dissemination of new information to stockholders in connection with a change in consideration offered or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a day on which banks in New York, New York are authorized by law or executive order to be closed.

        If, on or before the Expiration Date, the Purchaser increases the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

        The Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, on the Expiration Date, any of the conditions to the Offer have not been satisfied. Under certain circumstances, the Purchaser, Parent or BioClinica may terminate the Merger Agreement and the Offer.

        Immediately following acceptance for payment of the Shares tendered into the Offer, BioClinica has agreed, subject to certain limitations set forth in the Merger Agreement, to grant Purchaser an option to purchase (the "Top-Up"), at a price per Share equal to the Offer Price, a number of newly issued Shares (the "Top-Up Shares") equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by Parent and its subsidiaries at the time of exercise of the Top-Up, constitute 90% of the total Shares that would be outstanding immediately after the issuance of the Top-Up Shares. The Top-Up is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a "short-form merger" pursuant to the DGCL.

        BioClinica has agreed to provide the Purchaser with mailing labels containing the names and addresses of all record holders of the Shares, security position listings, non-objecting beneficial owner lists and any other listings on computer files containing the names and addresses of all record and beneficial holders of the Shares and security position listings of the Shares held in stock depositories for the purpose of disseminating the Offer to the holders of Shares. The Purchaser will mail the Offer to Purchase and the related Letter of Transmittal to record holders of Shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

        The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

        As set forth in the Schedule TO, the address of the principal executive office of Parent and the Purchaser is 450 Lexington Avenue, 31st Floor, New York, New York 10017. Information about the Offer, this Schedule, the Merger Agreement and related materials with respect to the Offer can be found in BioClinica's website at www.bioclinica.com.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Except as set forth in this Item 3, or in the Information Statement of BioClinica attached to this Schedule as Annex I (the "Information Statement") or as incorporated by reference herein, as of the date hereof, to the knowledge of BioClinica, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between BioClinica or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Parent, the Purchaser, the Sponsor, JLL or their respective executive officers, directors or affiliates. The Information Statement is being furnished to BioClinica's stockholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated under the Exchange Act, in connection with the Purchaser's right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the Board of Directors of BioClinica (the "BioClinica Board" or the "Board") representing a majority of the Board, other than at a meeting of the stockholders of BioClinica. The Information Statement is incorporated herein by reference.

(a)   Arrangements with Current Executive Officers, Directors and Affiliates of BioClinica

  Interests of Certain Persons

        Certain members of management and the BioClinica Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are in addition to the interests of BioClinica's stockholders generally, and are described below in this section. The BioClinica Board was aware of these interests and considered that such interests may be different from or in addition to the interests of BioClinica's stockholders generally, among other matters, in the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change of control of BioClinica under employment agreements between BioClinica and each of its executive officers.

Executive Retention Agreements

        BioClinica has entered into an executive retention agreement with each of its Named Executive Officers (as defined below) and certain other officers of BioClinica. BioClinica's "Named Executive Officers" are Mark L. Weinstein, its President and Chief Executive Officer, Ted I. Kaminer, its Executive Vice President of Finance and Administration and its Chief Financial Officer, Peter S. Benton, its Executive Vice President, President eClinical Solutions, and Garry D. Johnson, its Executive Vice President, Chief Technology Officer. Pursuant to the terms of those agreements, in the event a Named Executive Officer's employment is terminated without cause or such executive resigns for good reason within 60 days prior to a change in control or within 24 months following a change in control, the executive will become entitled to the following payments and benefits:

  •
  A pro-rated cash bonus payment based on the greater of (A) the Named Executive Officer's largest annual bonus for the most recently completed 3 fiscal years and (B) the Named Executive Officer's target annual bonus at time of termination. Such payment will become payable in a lump sum within 30 days following the Named Executive Officer's termination date.

  •
  A cash payment in an amount equal to (A) 1.5 (2.0 for Mr. Weinstein) multiplied by (B) the sum of (x) the greater of (i) the Named Executive Officer's annual base salary for the most recently completed fiscal year or (ii) the Named Executive Officer's current annual base salary at the time of termination and (y) the greater of (i) the Named Executive Officer's largest annual bonus for the most recently completed 3 fiscal years and (ii) the Named Executive Officer's target annual bonus at time of termination. Such payment will become payable in 18 (24 for Mr. Weinstein) equal monthly installments beginning within 30 days following the Named Executive Officer's termination date.

  •
  Each outstanding option to purchase shares of Common Stock held by the Named Executive Officer at the time of termination shall automatically become fully vested and exercisable and each outstanding restricted stock award shall automatically become fully vested. Each option shall remain so exercisable until the expiration date of the option term or (if earlier) the termination of that option in accordance with the provisions of the applicable stock option agreement.

  •
  Up to 18 months (24 Months for Mr. Weinstein) of continued COBRA coverage at BioClinica's expense, plus, a tax gross up payment in the event the continued COBRA coverage results in the recognition of taxable income by the Named Executive Officer. Any tax gross-up payment will generally be paid at the time the related tax is remitted to the appropriate tax authorities.

  •
  A lump sum cash payment, not to exceed $15,000, to cover the cost to obtain post-employment continued coverage under life and accidental death or dismemberment insurance and disability insurance plans for a period of 18 months (24 Months for Mr. Weinstein) following the Named Executive Officer's termination date.

  •
  For purposes of determining eligibility of the Named Executive Officer for retiree benefits to which he is entitled, he shall be considered to have remained employed by BioClinica until 18 months following his termination date.

  •
  A tax gross up payment for any Internal Revenue Code Section 280G Excise Tax Liability. The tax gross-up payment will generally be paid at the time the related excise tax is remitted to the appropriate tax authorities.

Mr. Weinstein Employment Agreement

        On February 22, 2012, BioClinica entered into an employment agreement with Mr. Weinstein. The term of the agreement is three years; beginning on February 29, 2012 and ending on February 28, 2015. The terms and conditions of the employment agreement are: (i) an annual base salary, currently $475,000, in addition to certain benefits and perquisites; (ii) cash bonuses in amounts that are to be determined by the Compensation Committee of the Board of Directors in accordance with BioClinica's management incentive policy; and (iii) equity incentive compensation awards from BioClinica's incentive compensation plans on a basis commensurate with Mr. Weinstein's position and responsibility at the sole discretion of the Compensation Committee. In the event that Mr. Weinstein's employment is terminated without cause, or in the event Mr. Weinstein resigns for good reason, subject to his timely execution of a release of claims, he will receive (i) continued payment of his base salary for a period of 12 months, (ii) 6 cash payments in an aggregate amount equal to the bonus paid to Mr. Weinstein for the fiscal year immediately preceding the fiscal year in which his termination occurs, (iii) continued health care coverage for a period of 120 days, and (iv) a lump sum cash payment in an amount not to exceed $15,000, representing the cost of certain lost benefits. In the event Mr. Weinstein's employment is terminated for reasons other than cause, death or disability, or in the event Mr. Weinstein resigns for good reason, both within a specified time period before or after a change of control of BioClinica, subject to his timely execution of a release of claims, Mr. Weinstein will also receive a grant of 225,000 unregistered securities of BioClinica less the number of shares subject to any equity awards granted to him during the term of his employment agreement (or other consideration provided to stockholders in connection with a change of control), payable within 5 days after the triggering event, or, if later, Mr. Weinstein's execution of the release.

        In the event Mr. Weinstein becomes entitled to a payment under his Executive Retention Agreement, he will receive payments solely pursuant to that agreement, except, he shall also become entitled to the grant of unregistered shares pursuant to the terms of his Employment Agreement.

Mr. Kaminer Employment Agreement

        On February 24, 2010, BioClinica entered into an amended and restated employment agreement with Mr. Kaminer for an initial term of one-year, which automatically renews each year unless otherwise terminated by its Board of Directors. The employment agreement provides for an annual base salary, currently $340,000, subject to periodic increase at the discretion of the Compensation Committee in addition to certain benefits and perquisites, and incentive compensation awards under its incentive compensation plans on a basis commensurate with his position and responsibility. In the event Mr. Kaminer is terminated without cause or he resigns for good reason, he will become entitled to the following payments, subject to his timely execution of a release of claims: (i) salary and benefit continuation (including continued vesting of stock options and health care coverage at BioClinica's expense) for a period of 180 days, (ii) a pro-rated bonus (the proration period to include the 180 day salary continuation period), and (iii) a lump sum cash payment in the amount of $5,000.

        Mr. Kaminer's Employment Agreement provides for the automatic accelerated vesting of all of his outstanding stock options and other equity awards in the event of a change in control of BioClinica, and (if applicable) each such award shall remain exercisable for a period of not less than one (1) year after the date of the change in control.

Mr. Benton Employment Agreement

        On September 30, 2008, BioClinica entered into an employment agreement with Mr. Benton for an initial term of one-year, which automatically renews each year unless otherwise terminated by its Board of Directors. The terms and conditions of the employment agreement are: (i) an annual base salary, currently $315,000, subject to periodic increase at the discretion of the Compensation

Committee in addition to certain benefits and perquisites; (ii) incentive compensation awards under BioClinica's incentive compensation plans on a basis commensurate with his position and responsibility; and (iii) an option to purchase 100,000 shares of Common Stock, with an exercise price of $7.72 per share, the fair market value of Common Stock on the date of the execution of his employment agreement. In the event Mr. Benton is terminated without cause or he resigns for good reason, he will become entitled to the following payments, subject to his timely execution of a release of claims: (i) salary and benefit continuation (including continued vesting of stock options and health care coverage at BioClinica's expense) for a period of 180 days, (ii) a pro-rated bonus (the proration period to include the 180 day salary continuation period), and (iii) a lump sum cash payment in the amount of $5,000.

        In the event Mr. Benton becomes entitled to a payment under his Executive Retention Agreement, he will receive payments solely pursuant to that agreement.

Potential Payments in Connection with a Change in Control

        The following table quantifies the value of payments and benefits that may be paid or become payable to each Named Executive Officer of BioClinica in connection with the proposed transaction pursuant to the employment and/or retention arrangements described above, assuming (i) the proposed tender offer transaction closes at midnight on March 11, 2013, (ii) the purchase price per share of Common Stock is $7.25, and (iii) for purposes of estimating the value of benefits that are conditioned upon termination of the Named Executive Officer's service under certain circumstances in connection with or following the transaction (such benefits, "double-trigger" benefits), that the Named Executive Officer's service terminates under those circumstances entitling him to those double trigger benefits on March 12, 2013.

Golden Parachute Compensation

Name	Cash(a)	Equity(b)	Pension/ NQDC	Perquisites/ Benefits(c)	Tax Reimbursement(d)	Other	Total(e)
Mark L. Weinstein	$2,527,260	$2,138,750	—	$55,372	$2,140,953	—	$6,862,335
Ted I. Kaminer	$1,092,658	$978,750	—	$44,540	$877,429	—	$2,993,377
Peter S. Benton	$1,012,315	$978,750	—	$44,540	$860,211	—	$2,895,816
Garry D. Johnson	$964,110	$812,200	—	$15,000	$825,955	—	$2,617,265

(a)
Represents the sum of a pro-rated cash bonus and severance pay, that will become payable in the event of a qualifying termination under each Named Executive Officer's applicable retention agreement, calculated as described under the heading "Executive Retention Agreements" above. These cash payments are double-trigger benefits in that they will be paid only if the Named Executive Officer experiences a qualifying termination under his retention agreement. The following table quantifies the dollar amount potentially to be received by each Named Executive Officer as a pro-rated cash bonus and as severance pay.

Name	Pro-Rated Cash Bonus ($)	Cash Severance ($)	Total
Mark L. Weinstein	$152,260	$2,375,000	$2,527,260
Ted I. Kaminer	$72,658	$1,020,000	$1,092,658
Peter S. Benton	$67,315	$945,000	$1,012,315
Garry D. Johnson	$64,110	$900,000	$964,110
(b)
Represents the intrinsic value of each option share and/or each restricted stock unit vesting on an accelerated basis in connection with the proposed transaction. Unless the Named Executive Officer's employment terminates under designated circumstances following the proposed transaction, the accelerated vesting is the only benefit that will be received by the Named Executive Officer as a result of the proposed transaction. The intrinsic value is calculated by multiplying (i) the aggregate number of shares which vest on an accelerated basis by (ii) the amount by which the $7.25 per share consideration exceeds the exercise price or other issue price (if any) payable per accelerated share. The following table identifies the option shares and the restricted stock units vesting on an accelerated basis in connection with the proposed transaction. For Mr. Weinstein, the number of RSUs Accelerating column includes 145,000 unregistered shares granted pursuant to the terms of his employment agreement in connection with the proposed transaction.

Name	Number of RSUs Accelerating	Dollar Value of RSUs Accelerating	Number of Stock Option Shares Accelerating	Stock Option Exercise Price Per Share	Value of Stock Option Accelerated Vesting	Total Value
Mark L. Weinstein	295,000	$2,138,750	—	—	—	$2,138,750
Ted I. Kaminer	135,000	$978,750	—	—	—	$978,750
Peter S. Benton	135,000	$978,750	—	—	—	$978,750
Garry D. Johnson	105,000	$761,250	10,000	$3.44	$38,100
			5,000	$4.68	$12,850	$812,200
(c)
Includes the dollar amount of COBRA and life insurance premiums that will become payable in the event of a qualifying termination under each Named Executive Officer's applicable retention agreement, with payments to be made for a period of up to 18 months (24 Months for Mr. Weinstein). The values of the COBRA premiums reflected in the table are based on the assumption that the current monthly cost of such benefits would apply immediately upon commencement of such coverage and that these costs would increase by 10% annually. The payment of the COBRA and life-insurance premiums are double-trigger benefits in that they will be paid only if the Named Executive Officer experiences a qualifying termination under his retention agreement. The following table quantifies the dollar amount potentially to be received by each Named Executive Officer as BioClinica-paid COBRA premiums and life insurance premiums.

Name	COBRA Premiums ($)	Life Insurance Premiums ($)	Total
Mark L. Weinstein	$40,372	$15,000	$55,372
Ted I. Kaminer	$29,540	$15,000	$44,540
Peter S. Benton	$29,540	$15,000	$44,540
Garry D. Johnson	—	$15,000	$15,000
(d)
Represents a tax gross-up payment for any Internal Revenue Code Section 280G excise tax liability and a tax gross up payment that will be owed to the Named Executive Officer in the event the continued COBRA coverage results in taxable income to the Named Executive Officer. The tax gross up on the COBRA coverage is a double trigger benefit in that it will only be paid in the event the Named Executive Officer experiences a qualifying termination under his retention agreement. In addition, based on the value of the benefits to be received by the Named Executive Officers in connection with the proposed transaction, as those benefits are valued for purposes of Section 280G under the applicable treasury regulations, a 280G excise tax gross-up payment will only be paid in the event a Named Executive Officer experiences a qualifying termination under his retention agreement. The following table quantifies the dollar amount potentially to be received by each Named Executive Officer as a tax gross up payment on BioClinica-paid COBRA premiums and as a tax gross up payment for any Internal Revenue Code Section 280G excise tax liability.

Name	COBRA Coverage Tax Gross Up ($)	Section 280G Excise Tax Gross Up ($)	Total
Mark L. Weinstein	$34,419	$2,106,534	$2,140,953
Ted I. Kaminer	$30,648	$846,781	$877,429
Peter S. Benton	$30,648	$829,563	$860,211
Garry D. Johnson	—	$825,955	$825,955
(e)
Were the table only to include "single trigger" payments that are to be paid to the Named Executive Officers in connection with the proposed transaction, the total of the benefits to be paid to each Named Executive Officer would be equal to the total benefit received in connection with the accelerated equity as noted in footnote (b) above, as follows: Mr. Weinstein, $2,138,750; Mr. Kaminer, $978,750; Mr. Benton, $978,750; and Mr. Johnson, $812,200.

Potential Accelerated Vesting for Directors in Connection with a Change in Control

        Upon consummation of the proposed tender offer transaction, the unvested restricted stock units held by each non-employee Director of BioClinica will become fully vested. The following table quantifies the consideration that each non-employee Director of BioClinica may receive in exchange for the cancellation of the portion of his restricted stock units that accelerates upon consummation of the transaction, assuming (i) the proposed tender offer transaction closes on March 11, 2013, and (ii) the purchase price per share of Common Stock is $7.25.

Name	Number of RSUs Accelerating	Consideration Payable in Respect of RSUs Accelerating(a)
Jeffrey H. Berg	3,000	$21,750
Martin M. Coyne	3,000	$21,750
E. Martin Davidoff	3,000	$21,750
Marcella LoCastro	3,000	$21,750
David E. Nowicki	3,500	$25,375
Adeoye Y. Olukotun	3,000	$21,750
Wallace P. Parker, Jr.	3,000	$21,750
John P. Repko	3,750	$27,188

(a)
Represents the aggregate intrinsic value of the vested portion of all outstanding restricted stock units. The intrinsic value of the restricted stock units is calculated by multiplying (i) the aggregate number of shares subject to the restricted stock units by (ii) $7.25 per share.

Summary of Potential Cash Consideration Payable

        The following table sets forth, as of March 11, 2013, the potential cash consideration that each Named Executive Officer and non-employee director would be entitled to receive in respect of his or her outstanding Common Stock, stock options and restricted stock units at the Effective Time, pursuant to the Merger Agreement, regardless of whether such Named Executive Officer or non-employee director is terminated in connection with the Merger.

Name	Consideration Payable in Respect of Outstanding Shares(a)	Consideration Payable in Respect of Vested RSUs(b)	Consideration Payable in Respect of Vested Options(c)	Consideration Payable in Respect of Accelerated Equity(d)	Total Consideration Payable
Mark L. Weinstein	$3,226,874	$290,000	—	$2,138,750	$5,655,624
Ted I. Kaminer	$679,804	—	$222,650	$978,750	$1,881,204
Peter S. Benton	$307,871	—	$168,400	$978,750	$1,455,021
Garry D. Johnson	$72,297	—	$50,950	$812,200	$935,447
Jeffrey H. Berg	$340,750	$373,375	$148,688	$21,750	$884,563
Martin M. Coyne	—	$155,875	—	$21,750	$177,625
E. Martin Davidoff	$79,243	$373,375	$69,350	$21,750	$543,718
Marcella LoCastro	$23,563	$155,875	—	$21,750	$201,188
David E. Nowicki	$952,440	$384,250	$116,188	$25,375	$1,478,252
Adeoye Y. Olukotun	—	$355,250	—	$21,750	$377,000
Wallace P. Parker, Jr.	$73,950	$228,375	—	$21,750	$324,075
John P. Repko	—	$81,563	—	$27,188	$108,750

(a)
Includes consideration payable in respect of shares of Common Stock that will be issued in settlement of restricted stock units that vest on February 11, 2013, net of the estimated number of shares to be withheld in satisfaction of applicable withholding taxes.

(b)
Represents the aggregate intrinsic value of the vested portion of all outstanding restricted stock units. The intrinsic value of the restricted stock units is calculated by multiplying (i) the aggregate number of shares subject to the restricted stock units by (ii) $7.25 per share.

(c)
Represents the aggregate intrinsic value the vested portion of all outstanding options held by the named executive officer or non-employee director. The intrinsic value of each option is calculated by multiplying (i) the aggregate number of shares subject to the vested portion of the option, determined as of March 11, 2013, by (ii) the amount (if any) by which the $7.25 per share consideration exceeds the exercise price payable per share.

(d)
Represents the consideration payable in respect of restricted stock units and stock options that will vest on an accelerated basis and the 145,000 unregistered shares granted pursuant to the terms of Mr. Weinstein's employment agreement in connection with the proposed transaction, each, as more fully described in footnote (b) under "Golden Parachute Compensation" and under "Potential Accelerated Vesting for Directors in Connection with a Change in Control," respectively.

  Indemnification of Executive Officers and Directors

        Parent will cause the Surviving Corporation and its subsidiaries to honor and fulfill in all respects the obligations of BioClinica and its subsidiaries under (i) any indemnification, expense advancement and exculpation provision set forth in any certificate of incorporation or by-laws or comparable organizational documents as in effect on the date of the Merger Agreement and (ii) all indemnification agreements between BioClinica or any of its subsidiaries and any of their respective current or former directors and officers, whom are referred to as "indemnified persons."

        For six years after the Effective Time, Parent will cause the Surviving Corporation to indemnify and hold harmless indemnified persons, to the fullest extent permitted by law, against all losses, claims, damages, liabilities, costs, expenses, judgments, fines and, subject to approval by Parent (not to be unreasonably withheld, delayed or conditioned), amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil or criminal, arising from or pertaining to the fact that such indemnified party is or was serving as a director or officer of BioClinica or its subsidiaries or the Merger Agreement and the transactions contemplated thereby.

  Directors' and Officers' Insurance

        The Surviving Corporation will maintain a tail prepaid insurance policy with a claims period of at least six (6) years from and after the Effective Time with coverage at least as favorable in the aggregate as BioClinica's current policies, except that neither Parent nor the Surviving Corporation will be required to pay, and (if obtained prior to the Merger) BioClinica will not be permitted to pay, with respect to such insurance policies an annualized premium of more than 200% of the annual premium paid by BioClinica for such insurance prior to the Merger.

        The foregoing summary of the indemnification of executive officers and directors and Directors' and Officers' Insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

(b)   Arrangements with Parent, Purchaser or Their Affiliates

        The following is a discussion of all known material agreements, understandings and actual or potential conflicts of interest between BioClinica and the Purchaser or Parent relating to the Offer. Additional material agreements, understandings and actual or potential conflicts of interest between BioClinica and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

  The Merger Agreement

        The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer, which is being filed as an exhibit to Schedule TO, are incorporated in this Schedule by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

        The Merger Agreement governs the contractual rights between BioClinica, Parent and the Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about BioClinica in BioClinica's public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to BioClinica or Parent. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which the Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to exceptions set forth on a confidential disclosure letter and a contractual standard of materiality different from those generally applicable to stockholders.

  The Non-Disclosure Agreement

        In connection with the process leading to the execution of the Merger Agreement, BioClinica and JLL entered into a non-disclosure agreement dated as of October 15, 2012, as amended January 3, 2013 (the "Non-Disclosure Agreement"). BioClinica and JLL entered into the Non-Disclosure

Agreement in connection with the consideration of a possible negotiated transaction involving BioClinica. Under the Non-Disclosure Agreement, JLL, on behalf of itself and its representatives, agreed, subject to certain exceptions, to keep confidential any non-public information concerning BioClinica. JLL also agreed to certain "standstill" and non-solicitation of employees provisions for the protection of BioClinica. This summary of the Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the Non-Disclosure Agreement and the amendment thereto which have been filed as Exhibits (e)(2) and (e)(3) to this Schedule and are incorporated herein by reference.

  The Letter Agreement

        In connection with the process leading to the execution of the Merger Agreement, BioClinica and JLL entered into a letter agreement dated as of November 23, 2012, as amended January 3, 2013 (the "Exclusivity Agreement"). BioClinica and JLL entered into the Exclusivity Agreement in connection with the consideration of a possible negotiated transaction involving BioClinica. Under the Exclusivity Agreement, BioClinica agreed to a limited period of exclusive negotiations with JLL. This summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, and the amendment thereto, which have been filed as Exhibits (e)(4) and (e)(5) to this Schedule and are incorporated herein by reference.

  Representation on BioClinica's Board of Directors

        Under the Merger Agreement, after Purchaser first accepts for payment any Shares validly tendered in the Offer, Parent is entitled to elect or designate a number of directors, rounded up to the next whole number, to the board of directors of BioClinica that is equal to the total number of directors on BioClinica's board of directors multiplied by the percentage that the Shares beneficially owned by Parent, Purchaser and any of their affiliates, in the aggregate, bears to the total number of Shares then outstanding. At Purchaser's request, BioClinica will take such actions necessary to enable Purchaser's designees to be elected or designated to BioClinica's board of directors, including filling vacancies or newly created directorships on BioClinica's board of directors, increasing the size of BioClinica's board of directors (including by amending BioClinica's bylaws, if necessary, to increase the size of the board of directors) and/or by securing the resignations of its incumbent directors, and BioClinica has agreed to cause Purchaser's designees to be so elected or designated. After Purchaser first accepts for payment any Shares validly tendered in the Offer, BioClinica has also agreed to cause Purchaser's designees to constitute the same percentage (rounded up to the next whole number) of (i) each committee of BioClinica's board of directors and (ii) each board of directors of BioClinica's subsidiaries and each committee thereof, as on BioClinica's board of directors, to the extent permitted by applicable law and the NASDAQ. After Purchaser first accepts for payment any Shares validly tendered in the Offer, BioClinica has also agreed, at Parent's request, to elect to be treated as a "controlled company" as defined by NASDAQ Marketplace Rule 4350(c). See the Schedule 14D-9 furnished to stockholders concurrently herewith for information regarding the directors to be elected or designated by Parent.

        Pursuant to the terms of the Merger Agreement, until the Effective Time, the BioClinica board of directors will have at least three directors who were directors of BioClinica on January 29, 2013, and who are "independent directors" as defined by NASDAQ Marketplace Rule 4200(a)(15) and at least one of whom will be an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K (the "Continuing Directors"); provided, however, that if any Continuing Director is unable to serve due to death, disability or resignation, BioClinica will take all necessary action (including creating a committee of the board of directors) so that the remaining Continuing Director or Continuing Directors will be entitled to elect or designate another person who satisfies the foregoing independence requirements to fill such vacancy, and such person will be deemed to be a Continuing Director for purposes of the Merger Agreement. After Parent's designees are elected or designated to, and constitute a majority of, the board of directors and prior to the Effective Time, in addition to any approvals of the board of directors or the stockholders of BioClinica as may be required by the certificate of incorporation of BioClinica, the by-laws of BioClinica or applicable law, any (i) amendment or modification of the Merger Agreement which materially affects the holders of Common Stock, (ii) termination of the Merger Agreement by BioClinica, (iii) extension of time for performance of any of the obligations of Parent or Purchaser under the Merger Agreement, (iv) waiver of any condition to BioClinica's obligations under the Merger Agreement, (v) exercise or waiver of BioClinica's rights or remedies under the Merger Agreement, (vi) amendment to BioClinica's certificate of incorporation or by-laws, (vii) authorization of any agreement between BioClinica and any of its subsidiaries, on the one hand, and Parent, Purchaser or any of their affiliates on the other hand, or (viii) taking of any other action by BioClinica in connection with the Merger Agreement or the transactions contemplated thereby may, in each case, be effected only if there are in office one or more Continuing Directors and such action is approved by a majority of the Continuing Directors then in office; provided, however, that BioClinica will designate, prior to the Acceptance Time, two alternate Continuing Directors that the board of directors will appoint in the event of the death, disability or resignation of the Continuing Directors, each of whom will, following such appointment to the board of directors, be deemed to be a Continuing Director for purposes of the Merger Agreement. The Continuing Directors will have, and Parent will cause the Continuing Directors to have, the authority to retain such counsel (which may include current counsel to BioClinica or the board of directors) and other advisors at the expense of BioClinica as determined by the Continuing Directors, and the authority to institute any action on behalf of BioClinica to enforce performance of the Merger Agreement.

        The foregoing summary concerning representation on BioClinica Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

(a)   Recommendation

        The BioClinica Board recommends that you accept the Offer and tender your Shares pursuant to the Offer. After careful consideration by the BioClinica Board, including a thorough review of the Offer with the assistance of its legal advisors and BioClinica's senior management and financial advisor, at a meeting held on January 29, 2013, the BioClinica Board, unanimously, by all directors present:

            (i)  determined that the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of BioClinica and its stockholders;

           (ii)  approved the Merger Agreement and the transactions contemplated thereby;

          (iii)  resolved to recommend acceptance of the Offer and, if required, adoption of the Merger Agreement by BioClinica's stockholders; and

          (iv)  took all other actions necessary to exempt the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby from any "fair price," "moratorium," "control share acquisition," "interested stockholder," "business combination" or other similar statute or regulation.

        In addition, the Board also adopted a resolution approving an amendment to the Amended and Restated Rights Agreement, dated as of March 23, 2011, between BioClinica and ComputerShare Trust Company, N.A. (the "Rights Agreement") essentially providing that the Rights Agreement shall be inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

        A letter to BioClinica's stockholders communicating the BioClinica Board's recommendation has been filed herewith as Exhibit (a)(2)(A) and is incorporated herein by reference in its entirety.

(b)   Background and Reasons for the Recommendation

  Background

        The decision by BioClinica Board to approve the Merger Agreement was the outcome of more than an eight-month process in which 17 private equity funds and four potential strategic partners were contacted to assess potential strategic alternatives available to BioClinica in an effort to maximize delivered stockholder value. The Board considered numerous factors when approving the Merger Agreement, as more fully set forth below in the section entitled "Reasons for the Recommendation," such as various stock market conditions negatively impacting BioClinica, including the relative performance of BioClinica's Common Stock in the public trading market and low trading volume relative to its positive business developments this past year, coupled with the increasing cost of being a public company in the United States.

        On May 16, 2012, the Board met with BioClinica senior management and Morgan, Lewis & Bockius, LLP ("Morgan Lewis"), BioClinica's outside legal counsel, and EP Securities LLC ("Excel"), to discuss BioClinica's status as a publicly-traded company and to discuss potential strategic alternatives through which BioClinica could increase stockholder value. There was a discussion of potential alternative strategic transactions through which the Board could potentially increase stockholder value. Following these discussions, the Board decided to move forward with an exploratory process regarding potential strategic alternatives while reiterating that BioClinica was not up for sale at that time. Morgan Lewis then discussed with the members of the Board their fiduciary duties related to the exploratory process. The Board considered the engagement of Excel to assist BioClinica in connection with its efforts to explore potential strategic alternatives. In addition, the Board decided to form a strategic committee (the "Committee") to review potential strategic alternatives going forward. The purpose of the Committee was to (i) review and negotiate any potential transaction and (ii) make recommendations to the Board, in order to streamline the process for the Board. The Committee consisted of Dr. Nowicki, Mr. Coyne, Mr. Parker and Ms. LoCastro, each of whom is an independent director within the meaning of the applicable rules of the NASDAQ Global Market. The Board chose these individuals to be members of the Committee because of the Board's determination that they were independent, disinterested directors and because they had experience with strategic alternatives by virtue of their experience with other public companies. The Board also agreed that Dr. Nowicki would lead this process and any negotiations, and he would coordinate directly with Morgan Lewis and Excel.

        Following the meeting on May 16, 2012, the Committee and Excel negotiated an engagement letter whereby Excel would act as BioClinica's financial advisor during the exploratory process with respect to a potential transaction. On June 8, 2012, BioClinica formally engaged Excel. The Committee authorized Excel to conduct a preliminary review of potential private equity acquirers and to determine the market's receptiveness to a potential sale process. The Committee determined to focus on private equity firms during the initial stages of the process, and not to approach strategic buyers until later in the process in order to avoid disclosing confidential information to BioClinica's potential competitors if the Committee ultimately determined not to pursue a sale process.

        Beginning in June, at the direction of the Committee, Excel introduced BioClinica to several potential private equity acquirers. Several of these potential private equity acquirers executed non-disclosure agreements and met with members of BioClinica's management team and Excel. They were provided with financial projections prepared by BioClinica management and other information about BioClinica. These firms were asked to provide an indication of interest in pursuing a transaction with BioClinica. JLL Partners, Inc. ("JLL") was contacted during this period but declined to participate in the process at that time.

        On August 13, 2012, the Committee held a telephonic meeting which was also attended by Excel and Morgan Lewis. Representatives of Excel updated the Committee regarding discussions with potential private equity partners and a non-competitive strategic partner that had taken place, indicating that three of the potential private equity partners had indicated an interest in a potential transaction. The Committee determined that the financial terms proposed by these private equity firms were below those deemed acceptable by the Committee. There was then a discussion regarding whether it would be advisable to contact potential strategic partners at this point in the process. After further discussion, the Committee instructed Excel to reach out to the potential strategic partners mentioned during the meeting.

        On August 15, 2012, the Board met with BioClinica senior management, Excel and Morgan Lewis. During this meeting, Excel updated the Board regarding recent conversations with potential private equity partners. The Board discussed the results of the conversations and reviewed BioClinica's strategic plan. The Board determined that, unless BioClinica received a financially-acceptable offer, a strategic transaction may not be in the best interests of the stockholders at that time. The Board and management discussed three potential avenues through which stockholder value could be maximized: (i) a sale of BioClinica to a strategic or private equity partner; (ii) an acquisition by BioClinica of a strategic partner; or (iii) an internal review of the operations of BioClinica in an effort to increase value. After a discussion of the alternatives, the Board determined that it would be in the best interests of the stockholders of BioClinica to explore all three potential opportunities simultaneously, including authorizing Excel to expand its outreach to potential private equity and strategic acquirors.

        During September 2012, BioClinica executed non-disclosure agreements with two potential strategic acquirers ("Strategic Buyer A" and "Strategic Buyer B") and provided them with preliminary due diligence information about BioClinica. On September 25, 2012 and September 27, members of BioClinica management and Excel met with Strategic Buyers A and B, respectively, and presented an overview of BioClinica, including projections prepared by BioClinica management. Subsequent to the meetings, BioClinica and Excel continued to hold discussions and share information with both Strategic Buyer A and Strategic Buyer B.

        On October 12, 2012, Excel was contacted by a representative of JLL stating its interest in BioClinica. After JLL executed a non-disclosure agreement on October 15, 2012, BioClinica management and Excel met with JLL on October 16, 2012 to present an overview of BioClinica and share financial information including projections prepared by BioClinica management.

        On October 17, 2012, Strategic Buyer A informed Excel that it would not pursue a transaction.

        Also on October 17, 2012, BioClinica received a preliminary indication of interest from Strategic Partner B. The preliminary indication of interest from Strategic Partner B was in the price range of $6.85 to $7.26 per share. This preliminary indication of interest was subject to many conditions, including additional due diligence and approval by the board of Strategic Partner B.

        On October 22, 2012, the Committee held a telephonic meeting with Excel and Morgan Lewis to discuss recent updates in Excel's discussions with potential strategic and private equity partners. Excel reported that aside from Strategic Partner B, the other potential strategic partners had not shown an interest in a potential deal. The Committee granted Excel authority to follow up with Strategic Partner B in order to clarify the indication of interest and to gauge the seriousness of the offer. Morgan Lewis again reviewed with the Committee its fiduciary duties and responsibilities.

        At BioClinica's direction, Excel shared information and held discussions with both JLL and Strategic Buyer B from October 22, 2012 through November 14, 2012.

        On October 26, 2012, the Committee agreed to engage Richards, Layton & Finger, P.A. ("RLF") to work with Morgan Lewis as Delaware counsel to assist the Board in understanding its fiduciary duties under Delaware law.

        On November 12, 2012, representatives of JLL met for dinner with BioClinica senior management and Excel in Princeton, NJ.

        On November 14, 2012, the Board met with BioClinica senior management, Excel and Morgan Lewis. Excel updated the Board regarding its discussions with potential strategic and private equity partners. Excel reported to the Board that although the senior management of Strategic Partner B indicated that it was serious about pursuing a transaction, the board of Strategic Partner B declined to authorize the submission of a formal bid. The Board reviewed the costs of remaining a public company, potential growth opportunities for BioClinica and the relative lack of trading in BioClinica's Common Stock. The Board determined that it was in the best interests of BioClinica's stockholders to move forward with reviewing potential strategic opportunities while continuing to work to improve the growth potential of BioClinica.

        Later that same day, after the Board meeting, Excel received and forwarded to the Board a letter from JLL indicating that JLL was interested in acquiring 100% of the outstanding shares of BioClinica at a price per share of $7.00 - $7.25 in cash and not subject to a financing contingency, subject to customary due diligence requirements and the entry by BioClinica into an exclusivity period during which JLL would complete the due diligence process and negotiate the transaction with BioClinica.

        On November 19, 2012, the Committee met with Excel and Morgan Lewis to review the JLL indication of interest as well as the status of the other potential strategic and private equity partners. Excel presented its analysis of the financial terms proposed by JLL; and Excel and Morgan Lewis presented to the Committee a background report on JLL. The Committee noted that Strategic Partner B had indicated to Excel its decision not to submit a final bid to BioClinica. Following the review, the Committee discussed JLL's request for exclusivity with Excel and Morgan Lewis. Excel reported to the Committee that throughout the process, they had contacted 17 private equity funds and four potential strategic partners, of which, 15 funds or companies signed Non-Disclosure Agreements and participated in meetings with senior management of BioClinica. Morgan Lewis reviewed the fiduciary responsibilities of the Committee with regard to the granting of exclusivity to a bidder and the Committee discussed the lack of any other serious potential partners at that time, the financial terms of JLL's proposal not being subject to any financing contingency and circumstances that would allow JLL to expedite its due diligence review. After a lengthy discussion, the Committee decided to grant JLL 30 days of exclusivity during which JLL could conduct its due diligence review of BioClinica and submit its final offer, so long as the final offer from JLL was no lower than the high end of the range.

        After the meeting, the Committee, Excel and Morgan Lewis negotiated an exclusivity letter with JLL, which was executed on November 23, 2012. In the letter, JLL confirmed that it would be prepared to offer $7.25 per share subject to its due diligence review.

        On December 4, 2012, representatives of JLL met with BioClinica senior management and Excel in Morgan Lewis' Philadelphia, PA offices to review BioClinica's strategic plan and business prospects.

        On December 10, 2012, Excel posted a copy of a form of merger agreement to the data room.

        On December 26, 2012, JLL requested an extension of the exclusivity period from December 23, 2012 to January 15, 2013. In addition, JLL disclosed that they were considering purchasing a third party in a similar industry that could be synergistic with the BioClinica acquisition. The private equity firm that owns a majority of this third party requested access to certain BioClinica due diligence materials.

        On December 28, 2012, the Committee met to discuss the current status of the negotiations, the request for an extension of exclusivity and the third party due diligence request. The Committee agreed to extend the exclusivity period with JLL until January 11, 2013. At that time, the Committee also decided not to open due diligence to the third party private equity firm at this stage.

        On December 28, 2012, Morgan Lewis spoke with Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"), JLL's outside legal counsel, to relay this position.

        On December 29, 2012, Excel spoke to JLL, and JLL again requested offering the third-party private equity firm limited due diligence.

        On the morning of January 2, 2013, the BioClinica's Chairman spoke to JLL, and JLL again asked for an extension of its exclusivity period, and stated the following: (i) there were certain financial issues that were discussed, including a concern regarding BioClinica's projected capital expenditures in the coming years, during due diligence which raised concerns regarding the $7.25 offer price for BioClinica alone, but that JLL was more confident with the $7.25 offer price if JLL was also able to acquire such third party; (ii) JLL was willing to deal with the third-party private equity firm directly so BioClinica management would not be distracted; and (iii) BioClinica management could work with JLL to redact confidential information. Throughout this process, Excel, on behalf and at the direction of the Committee, negotiated with JLL to seek an offer greater than $7.25 per share, while JLL communicated to Excel that as a result of projected increased capital expenditures, it was considering revising its offer to less than $7.25 per share, which Excel relayed to the Committee.

        With this new information, the Committee met by teleconference again during the afternoon of January 2, 2013, with Excel and Morgan Lewis on the call. The Committee decided to allow the third-party private equity firm to review certain due diligence materials subject to the conditions discussed above, as well as extend exclusivity until January 23, 2013.

        Following the Committee call, Morgan Lewis called Skadden to discuss an amendment to the Non-Disclosure Agreement between the parties to provide for the decision of the Committee discussed above. On January 3, 2013, the parties executed an amended Non-Disclosure Agreement and extension of exclusivity until January 23, 2013.

        On January 11, 2013, BioClinica senior management met with Excel, JLL and the third-party private equity firm to discuss the ongoing due diligence review process.

        On January 14, 2013, BioClinica senior management met in person with Ernst & Young LLP, JLL's accounting advisors. Also on January 14, 2013, Morgan Lewis discussed due diligence issues with Skadden.

        On January 17, 2013, Morgan Lewis received comments on the initial draft of the Merger Agreement from Skadden.

        Throughout the weekend, Excel corresponded with JLL and Morgan Lewis corresponded with Skadden regarding high level issues in the Merger Agreement.

        On January 22, 2013, BioClinica senior management met with JLL and a consortium of potential lenders. Additionally, on January 22, 2013, Morgan Lewis circulated a revised draft of the Merger Agreement.

        On January 23, 2013, JLL confirmed their prior offer of $7.25 per share. The Committee then met telephonically with BioClinica senior management, Excel and Morgan Lewis to discuss JLL's offer and the revised draft of the Merger Agreement. After the discussion, the Committee agreed to recommend the offer and the revised draft of the Merger Agreement to the Board.

        On January 25, 2013, the Board met with BioClinica senior management, Excel and Morgan Lewis to discuss JLL's offer and the revised draft of the Merger Agreement and to consider the Committee's recommendation. Excel made a presentation and delivered its oral opinion as to the fairness, from a financial point of view, of the consideration to be received by BioClinica's stockholders (other than BioClinica, Purchaser and Parent and their respective subsidiaries and other than Appraisal Shares (as defined in the Merger Agreement)). After discussing in detail the risks of potentially extending the process further, including the risk of JLL withdrawing from the sale process, any potential material changes in BioClinica's business and the Board's opinion that receiving an offer (from JLL or another potential acquirer) at a price per share higher than $7.25 was unlikely, BioClinica's board of directors unanimously decided to move forward with the Offer and the Merger with JLL and instructed management to finalize the Merger Agreement with JLL.

        From January 25, 2013 to January 29, 2013, the Merger Agreement was finalized.

        On January 29, 2013, the Board met telephonically with BioClinica senior management, Excel and Morgan Lewis to confirm that there had been no material changes to BioClinica's business or Excel's opinion with respect to the fairness, from a financial point of view, of the consideration to be received by BioClinica's stockholders. The Board also reviewed the changes that had been made to finalize the Merger Agreement. After receiving confirmation from management that there were no changes to the business, from Excel that there were no changes to its opinion, and after its review of the final Merger Agreement, the Board unanimously approved, by all of the directors present (Ms. LoCastro was unable to attend the meeting due to a prior engagement), the Offer and the Merger Agreement. Excel provided its written opinion with respect to the fairness, from a financial point of view, of the consideration to be received by BioClinica's stockholders (other than BioClinica, Purchaser and Parent and their respective subsidiaries and other than Appraisal Shares (as defined in the Merger Agreement)) later that night.

        Later, on January 29, 2013, BioClinica and JLL executed the Merger Agreement, and on January 30, 2013, BioClinica and JLL issued a press release announcing the execution of the Merger Agreement and related transactions.

  Reasons for the Recommendation

        In evaluating the Offer and the Merger, the BioClinica Board consulted with BioClinica's senior management, BioClinica's outside legal advisor, Morgan Lewis, and BioClinica's financial advisor, Excel, and, in the course of reaching its determinations to approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby and to recommend that BioClinica's stockholders accept the Offer and tender their Shares pursuant to the Offer, the BioClinica Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the BioClinica Board believed supported its determinations:

        The BioClinica Board considered certain factors and benefits, including:

  •
  the $7.25 per Share price to be paid in cash for each Share tendered in the Offer and each Share outstanding as of the Merger, which represents a 23.2% premium over the average closing price of the Shares for the 90 days ended January 29, 2013, and 28.7% over the average price for the 52-week period ended January 29, 2013, as disclosed in the joint press release issued by BioClinica and JLL on January 30, 2013;

  •
  the BioClinica Board's belief that $7.25 per Share in cash to be received by BioClinica's stockholders in the Offer and the Merger represented the best price available in the sale process;

  •
  the opinion of Excel dated January 29, 2013, to the BioClinica Board as to the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be received in the Offer and the Merger by the holders of Shares (other than BioClinica, Purchaser and Parent and their respective subsidiaries and other than Appraisal Shares (as defined in the Merger Agreement)), as more fully described below in the section entitled "Financial Analyses and Opinion;"

  •
  the BioClinica Board's belief that, with the assistance of the BioClinica senior management, Excel and Morgan Lewis, the BioClinica Board had used all reasonable efforts to identify, pursue and evaluate a broad range of potential strategic alternatives, including (i) selling

    BioClinica to a third party and (ii) engaging in one or more strategic transactions to expand BioClinica;

  •
  the BioClinica Board's belief that BioClinica had conducted, with the assistance of Excel, a thorough market check during the sale process;

  •
  the BioClinica Board's discussions with Excel at the Board meetings on October 22, 2012, November 14, 2012, November 19, 2012, January 23, 2012 and January 25, 2013 regarding financial aspects of the proposals received in the sale process;

  •
  the BioClinica Board's belief that each of the possible strategic alternatives to the Offer and the Merger that had been evaluated would be less favorable to BioClinica's stockholders;

  •
  that the form of consideration to be paid to holders of Shares in the Offer and the Merger is cash, which will provide certainty of value and liquidity to BioClinica's stockholders;

  •
  the current and historical financial condition, results of operations, business and prospects of BioClinica, as well as BioClinica's financial plan and prospects if it were to remain an independent public company. The BioClinica Board discussed BioClinica's current financial plan, working capital, and cash position, including the risks associated with achieving and executing upon BioClinica's business plan, as well as the general risks of market conditions that could further reduce BioClinica's stock price. The BioClinica Board considered that the holders of Shares would continue to be subject to the risks and uncertainties of BioClinica's financial plan, and prospects, all in an unstable economic environment, unless the Shares were acquired for cash;

  •
  the BioClinica Board's belief that the Offer could be completed relatively quickly and in an orderly manner;

  •
  the terms and conditions of the Offer and the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations, the specified limited ability of the parties to terminate the Merger Agreement and the fact that (1) neither the Offer nor the Merger is subject to a financing condition, (2) the conditions to the Offer are specific and limited, and a majority are not within the control or discretion of JLL and, in the BioClinica Board's judgment, are likely to be satisfied, and (3) subject to compliance with the terms and conditions of the Merger Agreement, BioClinica is permitted, under certain circumstances, to terminate the Merger Agreement at any time in order to approve an alternative transaction proposed by a third party that is a Superior Proposal (as defined in the Merger Agreement) upon the payment to Parent of a $4,500,000 termination fee plus expenses of up to $2,000,000, and the BioClinica Board's belief that such termination fee was reasonable in the context of break-up fees that were payable in other comparable transactions;

  •
  JLL's ability to complete the Offer and the Merger;

  •
  the BioClinica Board's understanding that BioClinica is a third-party beneficiary with the right to specific performance under JLL's equity commitment letter;

  •
  the two-step structure of the transaction, which would enable stockholders to receive the cash Offer Price pursuant to the Offer in a relatively short time frame, followed by the second-step Merger in which stockholders who do not tender their Shares in the Offer will receive the same cash price as is paid in the Offer;

  •
  the likelihood and anticipated timing of completing the Offer, in light of the scope of the conditions to completion; and

  •
  the availability of statutory appraisal rights under Delaware law in the second-step Merger for stockholders who do not tender their Shares in the Offer and do not vote their Shares in favor of adoption of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per Share amount than the Offer Price, while simultaneously avoiding delays in the transaction so that other stockholders of BioClinica will be able to receive the Offer Price for their Shares in the Offer and Merger.

        In the course of its deliberations, the BioClinica Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement and consummating the Offer and the Merger, including:

  •
  the effect of the public announcement of the Merger Agreement, including effects on BioClinica's sales, operating results and stock price;

  •
  the fact that if the transaction closes, BioClinica's stockholders would be unable to share in any benefit resulting from any improvement in the performance of BioClinica or its share price;

  •
  the restriction that the Merger Agreement imposes on soliciting competing proposals;

  •
  the fact that BioClinica must pay Parent a termination fee of $4,500,000 plus expenses of up to $2,000,000 if BioClinica terminates the Merger Agreement in certain circumstances;

  •
  the possibility that the termination fee and expense reimbursement payable by BioClinica to Parent may discourage other bidders and, if the Merger Agreement is terminated, affect BioClinica's ability to engage in another transaction for up to 9 months following the termination date should the Offer not be completed;

  •
  the risk that the Offer may not receive the requisite tenders from BioClinica's stockholders and therefore may not be consummated;

  •
  the risks and costs to BioClinica if the transaction does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and client relationships;

  •
  the restrictions on the conduct of BioClinica's business prior to the completion of the transaction, requiring BioClinica to conduct its business in the ordinary course of business, and to use its commercially reasonable efforts to preserve intact its business organization and its business relationships, subject to specific limitations, which may delay or prevent BioClinica from undertaking business opportunities that may arise pending completion of the Offer and the Merger;

  •
  the fact that BioClinica's executive officers and directors may have interests in the transaction that are different from, or in addition to, those of BioClinica's other stockholders; and

  •
  the fact that the all-cash consideration would be a taxable transaction to the holders of Shares that are U.S. persons for U.S. federal income tax purposes.

        The foregoing discussion of the factors considered by the BioClinica Board is intended to be a summary, and is not intended to be exhaustive, but does set forth the principal factors considered by the BioClinica Board. After considering these factors, the BioClinica Board concluded that the positive factors relating to the Merger Agreement, the Offer and the Merger substantially outweighed the potential negative factors. The BioClinica Board collectively reached the conclusion to approve the Merger Agreement and the related transactions in light of the various factors described above and other factors that the members of the BioClinica Board believed were appropriate. In view of the wide variety of factors considered by the BioClinica Board in connection with its evaluation of the Merger Agreement, the Offer, the Merger and the related transactions and the complexity of these matters, the BioClinica Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the

BioClinica Board made its recommendation based on the totality of information presented to and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

        For the reasons described here, the BioClinica Board recommends that BioClinica's stockholders accept the Offer and tender their Shares to the Purchaser in the Offer.

  Opinion of BioClinica's Financial Advisor

Financial Analyses and Opinion

        BioClinica has retained Excel to act as its financial advisor in connection with the Offer and the Merger. In connection with this engagement, BioClinica requested Excel's opinion as to the fairness, from a financial point of view, of the $7.25 per share cash consideration to be received in the Offer and the Merger by the holders of shares of BioClinica's Common Stock pursuant to the Merger Agreement. On January 29, 2013, Excel confirmed its oral opinion previously delivered on January 25 to the Board and subsequently delivered its written opinion dated January 29, 2013, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the $7.25 per share cash consideration to be received in the Offer and the Merger pursuant to the Merger Agreement by holders of BioClinica's Common Stock (other than BioClinica, Parent and Purchaser and their respective subsidiaries and other than Appraisal Shares (as defined in the Merger Agreement)) was fair, from a financial point of view, to such holders.

        The following is a summary of the written opinion of Excel and the methodology used to render such opinion. The summary of such opinion is qualified in its entirety by reference to the full text of such opinion.

        The full text of Excel's written opinion, dated as of January 29, 2013, is attached hereto as Annex II and is incorporated into this document by reference in its entirety. BioClinica's stockholders are urged to read this opinion carefully and in its entirety for information regarding the assumptions made, methodologies used, factors considered and limitations upon the review undertaken by Excel in rendering its opinion. Excel has not assumed any responsibility for updating or revising its opinion based on circumstances or events occurring after the date thereof. Excel provided its opinion for the information and assistance of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement, and Excel's opinion is not intended to be and does not constitute a recommendation as to whether any stockholder should tender shares of BioClinica Common Stock in the Offer or how any stockholder should act on any matters relating to the Offer, the Merger or otherwise.

        In connection with rendering the opinion described above and performing its related financial analyses, Excel reviewed, among other things:

  •
  the Merger Agreement;

  •
  annual reports to stockholders and Annual Reports on Form 10-K of BioClinica for the five years ended December 31, 2011;

  •
  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of BioClinica;

  •
  certain other communications from BioClinica to its stockholders; and

  •
  certain internal financial analyses and forecasts for BioClinica prepared by its management, as reviewed and approved for use in connection with Excel's opinion by management of BioClinica summarized below under "Projected Financial Information."

        Excel also held discussions with members of the senior management of BioClinica regarding its assessment of the strategic rationale for the Offer and the Merger and the past and current business operations, financial condition and future prospects of BioClinica. In addition, Excel reviewed the reported price and trading activity for the shares of BioClinica Common Stock, compared certain financial and stock market information for BioClinica with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of recent business combinations in the pharmaceutical clinical support services industry, and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

        Excel relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In that regard, Excel assumed with the consent of BioClinica that the forecasts referenced above were reasonably prepared by the management of BioClinica on a basis reflecting the best currently available estimates and judgments of the management of BioClinica. Excel did not independently verify the accuracy or completeness of any such information, nor will it do so in the future, and Excel did not and does not assume any responsibility for doing so. In addition, Excel did not make an independent evaluation or appraisal of the assets and liabilities of BioClinica or any of its subsidiaries and was not furnished with any such evaluation or appraisal, nor did Excel evaluate the solvency of any party to the Merger Agreement under any state or federal laws relating to bankruptcy, insolvency or similar matters.

        Excel assumed, with BioClinica's consent, that the Offer and the Merger will be consummated in accordance with their terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on BioClinica. Representatives of BioClinica advised Excel, and Excel also assumed, that the final terms of the Merger Agreement would not vary materially from those set forth in the version Excel reviewed. Excel expressed no view as to the federal, state or local tax consequences of the Offer or the Merger.

        In connection with rendering its opinion, Excel performed certain financial, comparative and other analyses as summarized below. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to summary description. Accordingly, Excel believes that its analyses must be considered as a whole and that considering any portion of such analysis and factors, without considering all of its analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

        In arriving at its opinion, Excel did not ascribe a specific range of value to BioClinica, but rather made its determination as to the fairness, from a financial point of view, to holders of BioClinica's Common Stock of the consideration to be received by them in the Offer and the Merger on the basis of such financial, comparative and other analyses as of the date of such opinion. Further, in arriving at its opinion, Excel did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Excel, in its analysis, made numerous assumptions with respect to industry performance, general business, financial and economic conditions and other matters, many of which are beyond the control of BioClinica. No company, business or transaction reviewed is identical to BioClinica or the Offer and the Merger. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, business segments or transactions reviewed. For purposes of the analyses described below, implied multiples for selected companies and selected transactions that were considered not meaningful or were not publicly available were not included in overall low to high multiples ranges. Estimates of future financial performance for BioClinica were based on forecasts prepared by BioClinica's management. Any estimates contained in these analyses were not and are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth in these analyses. In addition, such analyses relating to the valuation of a business do not purport to be appraisals or to reflect the prices at which such business would be sold.

        Excel's opinion did not address the underlying business decision of BioClinica to engage in the Offer or the Merger, the relative merits of the Offer or the Merger as compared to any alternative business strategies that might exist for BioClinica or the effect of any other transaction in which BioClinica might engage. Excel was not asked to, nor did it, offer any opinion as to the material terms of the Merger Agreement (other than the per share cash consideration) or the form of the transaction. Excel's opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of its written opinion. Excel did not express any view as to, and its opinion does not address, the fairness (financial or otherwise) of the amount or nature of any other aspect of any compensation to any officers, directors or employees of any parties to the Offer or the Merger, or any class of such persons, relative to the per share cash consideration.

        The following is a summary of the material financial analyses used by Excel in connection with providing its opinion to the Board. Certain of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Excel, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses of Excel. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the results of Excel's opinion.

        Summary of Proposal.    Excel reviewed the financial terms of the proposed transaction. As more fully described in the Merger Agreement, all of the outstanding shares of BioClinica's Common Stock (other than those shares owned by BioClinica, Parent and Purchaser and their respective subsidiaries and other than Appraisal Shares (as defined in the Merger Agreement)) will be purchased pursuant to the Offer or exchanged pursuant to the Merger for cash consideration of $7.25 per share. Based upon 16.8 million shares of BioClinica Common Stock outstanding on a fully-diluted basis as of January 23, 2013, Excel calculated a total cash consideration of approximately $122 million. Based on cash (net of debt) of approximately $9 million as of December 31, 2012, this implied an enterprise value of approximately $113 million.

        Transaction Premium Analysis.    Excel analyzed acquisition premiums for the period January 1, 2011 through January 23, 2013 for completed transactions involving all U.S. public companies with premiums between 0% and 100% and for completed transactions involving U.S. public companies with premiums between 0% and 100% acquired for a purchase price of less than $250 million and, for each category, the premium for the 25th percentile of such transactions to the premium for the 75th percentile of such transactions. Excel obtained the information for this analysis from Capital IQ.

	Premiums*
	25th Percentile	75th Percentile
All public companies	16%	49%
Transactions < $250 million	15%	51%

*
Premiums to seven days preceding the announcement of the transaction.

        Excel also analyzed the implied premiums to be received by holders of BioClinica's Common Stock, based on different measuring periods as set forth below:

Implied Market Premium

	Stock Price	Purchase Price	Implied Premium
Current Price(1)	$6.00	$7.25	21%
One-Month Average(2)	$5.83	$7.25	24%
Three-Month Average(3)	$5.92	$7.25	23%

(1)
As of January 23, 2013 (the "Current Price")

(2)
Volume weighted average stock price for the one month period ended January 23, 2013

(3)
Volume weighted average stock price for the three month period ended January 23, 2013

        In addition to the foregoing, Excel calculated the following valuation multiples:

Valuation Multiples

	LTM(2)	2012E(2)(3)	2013F
EBITDA(1)	9.2x	8.9x	7.2x
EBITDA-Capital Expenditures	31.5x	30.5x	30.6x
Price/Earnings	28.0x	27.9x	22.2x

(1)
"EBITDA" means earnings before interest, taxes, depreciation and amortization.

(2)
"LTM" means the twelve-month period ended September 30, 2012. LTM and 2012E exclude a restructuring charge of $839,000 in the third quarter of 2012.

(3)
Valuation multiples were calculated using BioClinica's enterprise value for EBITDA and EBITDA—Capital Expenditures, and BioClinica's equity value for Price/Earnings.

        Comparable Companies Analysis.    Excel reviewed and compared certain financial multiples relating to BioClinica to corresponding financial multiples relating to publicly traded pharmaceutical service companies, consisting of the following companies:

  •
  Accelrys, Inc. ("Accelrys")

  •
  Charles River Laboratories International, Inc. ("Charles River")

  •
  Medidata Solutions, Inc. ("Medidata")

  •
  Simulations Plus, Inc. ("Simulations Plus")

        In addition, Excel reviewed and compared certain financial multiples relating to BioClinica to corresponding financial multiples relating to publicly traded contract research organizations, consisting of the following companies:

  •
  Covance Inc. ("Covance")

  •
  ICON plc ("ICON")

  •
  PAREXEL International Corporation ("PAREXEL")

        Although none of the above-mentioned companies is directly comparable to BioClinica, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of BioClinica. Excel obtained the information for this analysis from Capital IQ and public filings. Stock prices and other financial information for the above-mentioned companies were determined as of January 23, 2013. BioClinica's stock price was determined as of January 23, 2013. Information specific to BioClinica was based on projections provided by BioClinica's management as described in "Projected Financial Information."

        Excel calculated valuation multiples implied by the contemplated transactions and compared those valuation multiples to comparable valuation multiples of the selected companies. The valuation multiples for each company were calculated by dividing (a) the enterprise value by LTM EBITDA and expected EBITDA for 2013, (b) the enterprise value by (i) LTM EBITDA less LTM capital expenditures and (ii) expected EBITDA for 2013 less expected capital expenditures for 2013, (c) the market price per share of the comparable company's common stock as of January 23, 2013 to such comparable company's LTM earnings and expected earnings per share for 2013 and (d) the "Adjusted P/E" for the comparable company, which equals the comparable company's market capitalization less cash divided by net income for companies with net cash positions, for the LTM period and as expected for 2013. The following table summarizes the results of this analysis for pharmaceutical services companies:

	EV/EBITDA			EV/(EBITDA - CapEx)		Price/Earnings		Adjusted P/E
Company	LTM		2013	LTM	2013	LTM	2013	LTM	2013
Accelrys	NM	*	9.9	NM	11.1	NM	24.4	NM	17.9
Charles River	9.7		9.5	12.4	12.3	19.5	14.1	19.5	14.1
Medidata	30.4		19.0	36.0	21.0	62.0	54.7	55.6	49.1
Simulations Plus	14.0		11.3	14.1	11.4	27.0	19.1	22.6	16.0
Mean	18.0x		12.4x	20.8x	13.9x	36.2x	28.1x	32.6x	24.3x
Median	14.0x		10.6x	14.1x	11.8x	27.0x	21.8x	22.6x	17.0x
BioClinica at $6.00/share	7.4		5.8	25.2	24.4	23.1	18.4	21.1	16.7
BioClinica at $7.25/share	9.2		7.2	31.5	30.6	28.0	22.2	25.9	20.6

*
Not meaningful. Due to Accelrys' low earnings, it is an extreme outlier.

        The following table summarizes the results of this analysis for contract research organizations:

	EV/EBITDA		EV/(EBITDA - CapEx)		Price/Earnings		Adjusted P/E
Company	LTM	2013	LTM	2013	LTM	2013	LTM	2013
Covance	11.1	10.4	21.5	19.1	24.3	22.3	23.6	21.7
ICON	15.7	10.3	23.6	13.2	39.7	19.3	35.6	17.3
PAREXEL	11.4	9.9	19.9	15.6	29.6	24.2	29.6	24.2
Mean	12.7x	10.2x	21.6x	15.9x	31.2x	21.9x	29.6x	21.0x
Median	11.4x	10.3x	21.5x	15.6x	29.6x	22.3x	29.6x	21.7x
BioClinica at $6.00/share	7.4	5.8	25.2	24.4	23.1	18.4	21.1	16.7
BioClinica at $7.25/share	9.2	7.2	31.5	30.6	28.0	22.2	25.9	20.6

        Comparable Transaction Analysis.    Excel analyzed certain information relating to the following selected transactions (acquiror/target):

  •
  Genstar Capital LLC/eResearch Technology, Inc.

  •
  The Carlyle Group/Pharmaceutical Product Development, Inc.

  •
  INC Research, LLC/Kendle International Inc. ("Kendle")

        For each of the selected transactions, Excel calculated and compared the enterprise value to EBITDA and the purchase price per share of the target company's common stock to such comparable company's earnings per share for the twelve months immediately preceding the applicable closing date of each transaction. Excel obtained the information for this analysis for each transaction from Capital IQ and public filings through January 23, 2013. Comparable transactions were selected based on their having occurred within the most recent two years and involved public company targets in industries similar to BioClinica. The following table presents the results of this analysis:

Closing Date	Target	Acquiror	EV/ EBITDA	Price/ Earnings	Premium*
July 3, 2012	eResearch Technology, Inc.	Genstar Capital LLC	9.0x	27.5x	18%
December 5, 2011	Pharmaceutical Product Development, Inc.	The Carlyle Group	10.4x	22.7x	7%
July 12, 2011	Kendle International Inc.	INC Research, LLC	14.2x	NM	42%**
Pending	BioClinica	BioCore	9.2x	28.0x	21%

*
Premiums to the closing price of the common stock for the day prior to announcement of the transaction.

**
Kendle premium to undisturbed stock price was 28%.

        Stock Trading History.    Excel reviewed the history of the daily reported trading prices and volume of BioClinica's Common Stock and the relationship between the movements in the prices of BioClinica's Common Stock to movements in the Russell 2000 Index. Excel considered the average price and average daily trading volume beginning January 2, 2009 and ended January 23, 2013. As reflected in the table shown below, during this four-year period, BioClinica's Common Stock generally traded in line with the Russell 2000 Index and has always traded below the purchase price of $7.25 per share.

Four-Year Stock Performance

	Beginning Index Value January 2, 2009	Ending Index Value January 23, 2013
BioClinica	$3.19	$6.00
Russell 2000 Index	$505.84	$896.70

        Discounted Cash Flow Analysis.    Excel performed a discounted cash flow sensitivity analysis of BioClinica to determine indications of implied equity values per share of BioClinica Common Stock based on financial information provided by BioClinica's management. This analysis assumed 16.8 million shares of BioClinica Common Stock outstanding on a fully-diluted basis.

        In performing the illustrative discounted cash flow analyses, Excel applied discount rates ranging from 10% to 12% to the projected free cash flows of BioClinica for 2013-2016. In calculating the terminal value, Excel also applied exit value EBITDA multiples ranging from 6.0x to 8.0x on $8.8 million of net cash of BioClinica. Based on the foregoing, Excel derived implied equity values per share ranging from $7.24 to $9.86 with respect to BioClinica's Common Stock.

 Exit Value EBITDA Multiple Approach

	EBITDA Exit Multiple
WACC*	6.0x	7.0x	8.0x
10%	$7.73	$8.80	$9.86
11%	$7.48	$8.51	$9.54
12%	$7.24	$8.23	$9.22

*
Weighted average cost of capital.

        Using the same forecasts and assumptions set forth in the immediately preceding paragraph, Excel calculated the terminal value by applying perpetual growth rates ranging from 3% to 5%. Based on the foregoing, Excel derived implied equity values per share ranging from $4.52 to $7.71:

Perpetual Growth Rate Approach

	Perpetual Growth Rate
WACC	3%	4%	5%
10%	$5.80	$6.60	$7.71
11%	$5.08	$5.66	$6.44
12%	$4.52	$4.96	$5.53

        The EBITDA multiple ranges used in the above analyses were selected to be consistent with the EBITDA multiples at which BioClinica trades as a public company. The growth rate range was selected as a market-standard to be consistent with long-term growth in the economy. The discount rates were generated by undertaking a weighted average cost of capital analysis on BioClinica. Excel used discount rates ranging from 10% to 12% based on its judgment of BioClinica's estimated weighted average cost of capital, as adjusted upward to account for BioClinica's capital expenditure requirements.

        Leveraged Buyout Analysis.    Excel performed a leveraged buyout sensitivity analysis based on financial information provided by BioClinica's management to determine indications of implied internal rates of return that would be achieved by a financial sponsor if it were to effect a leveraged buyout of BioClinica.

        This analysis assumed 16.8 million shares of BioClinica Common Stock outstanding on a fully-diluted basis, that the financial sponsor would acquire BioClinica using total debt of approximately $40 million (approximately 2.5x LTM EBITDA adjusted for certain synergies) at interest rates of 7.5% for senior debt and 15% for mezzanine debt and that the financial sponsor would sell BioClinica after 2016.

        In performing the illustrative leveraged buyout analysis, Excel applied a range of acquisition prices that the financial sponsor would pay to acquire BioClinica of $6.75 to $7.75 per share and a range of exit multiples of EBITDA of 6.0x to 8.0x (which is based on the range of multiples observed in these types of transactions). Based on those projections and assumptions, among others, Excel calculated a range of internal rates of return to be earned in such a transaction from 16% to 33%.

(c)   Intent to Tender

        To the knowledge of BioClinica, after reasonable inquiry, all of BioClinica's executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer other than Shares, if any, that such person may have an unexercised right to purchase by exercising options (for a description of the treatment of options and restricted stock units in connection with the Offer and Merger Agreement, see Item 3) and, if necessary, to vote such Shares in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        Excel is a registered broker-dealer and is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions and other transactions for corporate and other purposes. Excel has acted as financial advisor to BioClinica in connection with, and participated in certain of the negotiations leading to, the Offer and the Merger. Excel will receive fees for its services in connection with the Offer and the Merger, consisting of (i) a retainer fee of $10,000 per month (the "Retainer Fee"); provided, however, that any such Retainer Fees paid to Excel shall be credited against any Transaction Fee (as defined below) paid to Excel, (ii) 2% of the aggregate consideration (as defined in the engagement letter between BioClinica and Excel) received by BioClinica and/or its stockholders, members or affiliates in connection with or as a result of the Offer and the Merger, contingent upon the consummation of the Offer and the Merger (the "Transaction Fee"), (iii) a termination fee equal to 25% of any termination, break-up, topping or similar fee or payment of any prospective purchaser and (iv) $200,000 in connection with the delivery of its opinion. Additionally, BioClinica has agreed to reimburse up to $25,000 of Excel's expenses (other than the reasonable expenses of outside counsel) and indemnify it against certain liabilities arising out of its engagement. Excel would be entitled to the fees described above in connection with any change of control transaction entered into by BioClinica during the term of BioClinica's engagement of Excel and for the nine month period immediately following the termination of such engagement. In connection with the Offer and the Merger, as of the date hereof, Excel has received $77,333 in Retainer Fees (which will be credited against any Transaction Fee), and $200,000 in connection with its fairness opinion. The balance of the Transaction Fee, $2,351,765, will be paid upon consummation of the Offer and the Merger. The aggregate Transaction Fee to be paid to Excel by BioClinica in connection with the Offer and the Merger is $2,429,098.

        Excel acted as exclusive financial advisor in the sale of BioClinica's CapMed Division to MBI Benefits, Inc., a wholly-owned subsidiary of Metavante Technologies, Inc., in January 2009 and the acquisition of Tourtellotte Solutions, Inc. in September 2009. Excel acted as financial advisor and provided a fairness opinion to BioClinica related to its attempted acquisition of etrials Worldwide, Inc. in May 2009. Excel also provided advisory services to the Board during 2010 and 2011, for which it was paid $10,000 in each such year. In connection with the above-described services, Excel has received approximately $620,000. Excel may also provide investment banking services to BioClinica in the future. Excel performed no work for JLL or its affiliates during the four years prior to delivery of its opinion.

        As described above, Excel's opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Offer and the Merger. The foregoing summary does not purport to be a complete description of the analyses performed by Excel in connection with its fairness opinion and is qualified in its entirety by reference to the written opinion of Excel attached hereto as Annex II.

        Neither BioClinica nor any other person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to BioClinica's stockholders on its behalf in connection with the Offer or the other transactions contemplated by the Merger Agreement.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        Other than set forth below, no transactions in the Common Stock have been effected during the past 60 days by BioClinica or any subsidiary of BioClinica or, to the knowledge of BioClinica, by any executive officer, director or affiliate of BioClinica:

        On February 8, 2013, based upon our financial performance and the CEO's individual performance during fiscal 2012 and the recommendation from the compensation consultant, Frederick W. Cook & Co., to the Compensation Committee of BioClinica, the Compensation Committee awarded the CEO 80,000 restricted stock units that vest quarterly over three years, and the underlying Common Stock will be issued at the time the restricted stock units vest. On February 8, 2013, based upon our financial performance and the named executive officer's individual performance during fiscal 2012 and the recommendation of the CEO, as reviewed by the Compensation Committee's compensation consultant, the Compensation Committee also awarded each of the other named executive officers 60,000 restricted stock units that vest quarterly over four years, and the underlying Common Stock will be issued at the time the restricted stock units vest. The grants were made consistent with past practices on the same terms as the prior equity award grants and on the same timing as with prior years (generally two business days following BioClinica's prior year earnings announcement).

ITEM 7.    PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

        Except as indicated in this Schedule, BioClinica is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of BioClinica's securities by BioClinica, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving BioClinica or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of BioClinica or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of BioClinica.

        Except as set forth in this Schedule, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION

Top-Up Option

        Pursuant to the Merger Agreement, BioClinica granted to Purchaser an irrevocable top-up to purchase additional Shares (the "Top-Up"), at a price per share equal to the Offer Price that, when added to the number of Shares owned by Parent, Purchaser and their subsidiaries (after giving effect to the consummation of the Offer), will constitute 90% of the Shares then outstanding (after giving effect to the Top-Up). The exercise price for the Top-Up may be paid by Purchaser (i) entirely in cash or (ii) at Purchaser's election, by (x) paying in cash an amount equal to not less than the aggregate par value of the additional Shares to be purchased and (y) delivery of a promissory note having a principal amount equal to the balance of the aggregate purchase price, bearing simple interest at 5% per annum (payable on maturity), made by Purchaser. Any such promissory note (i) will be unsecured, non-transferable and due on the first anniversary of the consummation of the Top-Up), (ii) will be full recourse to Parent and Purchaser, (iii) may be prepaid, in whole or in part, at any time without premium or penalty, and (iv) will have no other material terms.

        The Top-Up is subject to the conditions that (i) the Merger Agreement has not been terminated in accordance with its terms, (ii) upon exercise, Parent, Purchaser and their respective subsidiaries would hold, in the aggregate, 90% of the Shares then outstanding and (iii) Purchaser has accepted for payment Shares validly tendered in the Offer. The Top-Up is not exercisable for a number of Shares in excess of BioClinica's total authorized and unissued (and not otherwise reserved or committed for issuance) Shares.

        Subject to the limitations described above, Purchaser will be deemed to have exercised the Top-Up upon the consummation of the Offer if, on such date, there will not have been validly tendered in the Offer and not withdrawn such number of Shares as, when added to Shares owned by Parent, Purchaser or their subsidiaries, represent 90% of the Shares outstanding on such date. The closing of the Top-Up, if any, will occur simultaneously with, or as soon as practicable after, the Expiration Date.

        Any impact on the value of the Shares as a result of the issuance of the Top-Up Shares will not be taken into account in any determination of fair value of Shares in any appraisal proceeding in connection with the Merger. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Parent and the Purchaser to effect a "short-form" merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of BioClinica's stockholders would be assured because their ownership would represent at least a majority of the voting power of all Shares entitled to vote at such a meeting and required to consummate the Merger.

Anti-Takeover Statutes and Provisions

        BioClinica is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (generally a person who beneficially owns 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, prior to such time the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. The BioClinica Board has taken all necessary action such that the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Merger Agreement, the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

        A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, in Grand Metropolitan PLC v. Butterworth, a U.S. federal district court in Florida held that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

        BioClinica, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted anti-takeover laws. If any takeover statute is or becomes applicable to the Offer, the Merger, the Top-Up or any other transaction contemplated by the Merger Agreement, then each of BioClinica (other than as a result of the inaccuracy of the representations and warranties of Parent and Purchaser in the Merger Agreement), Parent and Purchaser will use their respective reasonable best efforts to ensure that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in the Merger Agreement and otherwise to minimize the effect of such law on the Merger Agreement and the transactions contemplated thereby. In the event the anti-takeover laws of any state are applicable to the Offer or the Merger, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, the Purchaser may not be obligated to accept for payment any Shares tendered.

Appraisal Rights

        No appraisal rights are available to BioClinica stockholders in connection with the Offer. However, if the Merger is consummated, a stockholder of BioClinica who has not tendered his or her Shares in the Offer will have rights under Section 262 of the DGCL to demand appraisal of, and obtain payment in cash for the "fair value" of, that stockholder's Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time) required to be paid in cash to dissenting stockholders of BioClinica for their Shares. Any such judicial determination of the fair value of the Shares would exclude any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than, or in addition to, the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than, or the same as, the Offer Price or the Merger Consideration. BioClinica's stockholders should be aware that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to, and do not in any manner address, fair value under Section 262 of the DGCL. Similarly, the absence of such an opinion does not necessarily suggest that the intrinsic value of the Shares is greater than the Offer Price. If any BioClinica stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder's Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement.

        Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

        The preceding discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by Section 262 of the DGCL attached as Annex III to this Schedule 14D-9. Any stockholder that wishes to exercise the rights described above should carefully review Section 262 of the DGCL in full, as attached to this Schedule 14D-9 as Annex III.

Short-Form Merger

        Section 253 of the DGCL generally provides that, if a parent corporation owns at least 90% of each class of stock of a subsidiary, the parent corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary corporation. Accordingly, pursuant to the Merger Agreement, in the event that, following completion of the Offer, the Purchaser owns at least 90% of the Shares then outstanding, including Shares acquired in any subsequent offering period, through the exercise of the Top-Up Option or otherwise, the Purchaser, Parent and BioClinica will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without the approval of BioClinica's stockholders, in accordance with Section 253 of the DGCL.

Stockholders' Meeting

        If adoption of the Merger Agreement by BioClinica's stockholders is required under law in order to consummate the Merger (i.e., in the event that Purchaser does not own at least 90% of the outstanding Shares and is thereby unable to consummate a short-form merger pursuant to Section 253 of the DGCL), BioClinica will, as promptly as practicable following the Acceptance Time, establish a record date for, and cause a stockholders meeting to be duly called and held for the purpose of voting on the adoption of the Merger Agreement. If, following the purchase of Shares by Purchaser pursuant to the Offer, during any subsequent offering period, or otherwise, Purchaser owns outstanding Shares representing a majority of the voting power of the outstanding Shares entitled to vote at such meeting, voting together as a single class (a "Majority Vote"), Purchaser will be able to adopt the Merger without the affirmative vote of any other stockholders.

Section 14(f) Information Statement

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the BioClinica Board, other than at a meeting of BioClinica's stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Regulatory Approvals

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules that have been promulgated thereunder (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material ("Premerger Notification and Report Forms") have been furnished to the FTC and Antitrust Division of the Department of Justice (the "Antitrust Division") and certain required waiting periods have expired or been terminated.

        It is a condition to the Purchaser's obligation to accept for payment and pay for the Shares tendered pursuant to the Offer that the waiting period (and any extension thereof) applicable to the purchase of Shares pursuant to the Offer under the HSR Act has expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional documentary material or information (a "Second Request"), the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the Acceptance Time could be extended by court order or with consent of the parties. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act so long as the Purchaser acquires more that 50% of the outstanding Shares within one year after the HSR Act waiting period applicable to the Offer expires or terminates.

        Premerger Notification and Report Forms were filed in connection with the Offer on February 8, 2013. Absent a Second Request, the 15-day waiting period will expire on February 25, 2013, unless earlier terminated or further extended.

        The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Parent's proposed acquisition of BioClinica. At any time before or after the purchase of Shares by the Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of BioClinica or any of its respective subsidiaries or affiliates, or conduct relief. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of BioClinica or any of its respective subsidiaries or affiliates, or conduct relief.

        The foregoing is qualified in its entirety by reference to the Offer to Purchase, filed herewith as Exhibit (a)(1)(A) and is incorporated herein by reference in its entirety and the Merger Agreement, filed herewith as Exhibit (e)(1) and incorporated by reference in its entirety.

Other Foreign Laws

        BioClinica does not believe that any foreign regulatory approvals are required in connection with the consummation of the Offer or the Merger.

Litigation

        On February 1, 2013, a purported stockholder of BioClinica filed a complaint styled as a class action lawsuit in the Court of Chancery of the State of Delaware (the "Court of Chancery"). The case caption of this complaint is: James Gerson, on behalf of himself and all others similarly situated, v. BioClinica, Inc. JLL Partners, Inc., BioCore Holdings, Inc., BC Acquisition Corp., David E. Nowicki, Mark L. Weinstein, Jeffrey H. Berg, Martin M. Coyne, E. Martin Davidoff, Marcella LoCastro, Adeoye Y. Olukotun, Wallace P. Parker, Jr. and John P. Repko, C.A. No. 8272-VCG. On February 8, 2013, a second purported stockholder of BioClinica filed a complaint styled as a class action lawsuit in the Court of Chancery captioned Joel Powers, Individually and On Behalf of All Others Similarly Situated, v. BioClinica, Inc., et al., C.A. No. 8291-VCG. The complaints allege, among other things, that the board of directors of BioClinica conducted an unfair sales process resulting in an unfair consideration to the BioClinica stockholders in the Offer. The complaints assert that BioClinica's board members breached their fiduciary duties in agreeing to the Offer and that BioClinica, JLL, Parent and Purchaser aided and abetted in the breaches of fiduciary duties. The lawsuits seek to enjoin the Offer and seek other equitable relief and unspecified monetary damages.

Golden Parachute Compensation

        The Golden Parachute Compensation disclosure is provided in Item 3 above.

Projected Financial Information

        In connection with Parent's due diligence review, BioClinica provided certain projected and budgeted financial information concerning BioClinica to Parent. BioClinica's internal financial forecasts (upon which the projections provided to Parent were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

        The projections reflect numerous variables and assumptions that are inherently uncertain and may be beyond the control of BioClinica, including but not limited to meeting certain sales performance criteria and implementing certain cost saving initiatives. BioClinica adopted the projections as its most realistic estimate of BioClinica's future financial performance. Important factors that may affect actual results and result in projected results not being achieved include, but are not limited to, fluctuations in demand for BioClinica's services; change in customer budgets; client contract cancellations and postponements of client clinical trials; failure of BioClinica to retain, recruit and hire key management, sales and technical personnel; inability to achieve cost saving initiatives; the failure to adequately enable the sales force to achieve certain sales performance objectives; the impact of the current economic environment; our ability to generate new client contracts and maintain our existing clients' contracts; our evaluation of our backlog and the potential cancellation of contracts; the possibility we under-price our contracts or overrun cost estimates and the effect on our financial results by failure to receive approval for change orders and by delays in documenting change orders; our ability to implement our business strategy; international economic, political and other risks that could negatively affect our results of operations or financial position; changes in outsourcing trends and regulatory requirements affecting the branded pharmaceutical, biotechnology, generic drug and medical device industries; the reduction of expenditures by branded pharmaceutical, biotechnology, generic drug or medical device companies; actions or inspections by regulatory authorities and the impact on our clients' decisions to not award future contracts to us or to cancel existing contracts; the impact of healthcare reform; the fact that one or a limited number of clients may account for a large percentage of our revenues; the incurrence of significant taxes to repatriate funds; the fluctuation of our operating results from period to period; our assessment of our goodwill valuation; the impact of foreign currency fluctuations; tax law changes in foreign jurisdictions; investigations by governmental authorities regarding our inter-company transfer pricing policies or changes to their laws in a manner that could increase our effective tax rate or otherwise harm our business; our lack of the resources needed to compete effectively with larger competitors; our potential liability in connection with the conducting of clinical trials; our handling and disposal of medical information; failure to comply with applicable governmental regulations; the continued effectiveness and availability of our information technology infrastructure; losses related to our self-insurance of our employees' healthcare costs in the United States; the material weaknesses relating to our internal controls, and risks and uncertainties associated with discontinued operations and other risks described in BioClinica's Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2011, and subsequent SEC reports. The projections also may be affected by BioClinica's ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions which are difficult to predict and many of which are beyond BioClinica's control. Moreover, the assumptions are based on certain business decisions that are subject to change. Therefore, there can be no assurance that the projections will be realized, and actual results may be materially greater or less than those contained in the projections.

        The inclusion of the projections in this Schedule should not be regarded as an indication that any of BioClinica or its affiliates, advisors or representatives considered or consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. Neither BioClinica nor its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. BioClinica does not intend to make publicly available any update or other revisions to the projections, except as required by law. None of BioClinica or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of BioClinica compared to the information contained in the projections or that forecasted results will be achieved. BioClinica has made no representation to Parent, in the Merger Agreement or otherwise, concerning the projections. Furthermore, neither BioClinica nor any of its affiliates or representatives makes any representation to any other person regarding the projections. The projections are not being included in this Schedule to influence a stockholder's decision whether to tender his or her Shares in the Offer, but because the projections were made available by BioClinica to Parent.

BIOCLINICA'S STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON
THE PROJECTED INFORMATION PROVIDED IN THIS SCHEDULE.

        In connection with Parent's due diligence review, BioClinica provided the following projected financial information to Parent for years 2012-2014. BioClinica provided the same financial information to Excel, including 2015 projections which were not provided to Parent.

($ in millions except per share data) Fiscal Period End	FYE 2012(1)	FYE 2013	FYE 2014	FYE 2015
Statement of Operations
Service Revenues	79.0	89.1	101.5	115.0
EBITDA(2)	12.6	15.6	19.7	24.2
EBITDA minus Capital Expenditures(3)	3.7	3.7	10.7	14.2
Operating Income(4)	6.5	9.2	12.0	15.5
Earnings Per Share	0.23	0.33	0.43	0.54

(1)
These results are the same as our actual 2012 results which were disclosed on February 6, 2013.

(2)
EBITDA is a non-GAAP (as defined below) financial measure. For these purposes, EBITDA means GAAP earnings before interest, taxes, depreciation, amortization and restructuring costs, where applicable.

(3)
EBITDA minus Capital Expenditures results reflect EBITDA less actual capital expenditures for 2012 and less the estimated capital expenditures for 2013-2015. In addition to the above financial information, BioClinica provided estimated capital expenditures to Parent for 2012 of $9.5 million and for 2013 of $6 million to $8 million, while the actual 2012 capital expenditure as reflected in the financial statements filed on February 6, 2013 was $8.9 million, and subsequently, BioClinica provided a revised capital expenditure budget to Parent for 2013 of $11.9 million.

(4)
The following table is a reconciliation of GAAP Operating Income to EBITDA. ($ in thousands)

	FYE 2012	FYE 2013	FYE 2014	FYE 2015
GAAP Operating Income	6,508	9,193	12,046	15,520
Adjustments:
Restructuring costs	839	—	—	—
Depreciation and amortization	5,251	6,437	7,609	8,660
EBITDA	12,598	15,630	19,655	24,180

        The above projections reflect forecasted results relating to the existing BioClinica services and new services currently under development. In addition, the projections assumed the implementation of certain profitability improvement drivers and did not assume any new acquisitions or divesture of current business.

        The projections also refer to EBITDA, which is a non-GAAP financial measure. BioClinica has referenced such non-GAAP financial measures because they provide supplemental information that facilitates forecasting operating results and internal comparisons to the historical operating performance of prior periods. BioClinica is disclosing this non-GAAP financial measure in order to provide transparency to its stockholders.

        These projections should be read together with BioClinica's financial statements that can be obtained from the SEC. You may read and copy any such reports, statements or other information at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. BioClinica's SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at www.sec.gov. These projections should also be read together with discussion under "Risk Factors" and the other cautionary statements contained in BioClinica's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and subsequent filings by BioClinica.

        The projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles ("GAAP"), and BioClinica's independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Schedule, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that BioClinica may achieve the results contained in the projections, and accordingly assume no responsibility for them.

ITEM 9.    EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 11, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser on February 11, 2013 (the "Schedule TO")).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)
Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(1)(G)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).
(a)(2)(A)	Letter to Stockholders from the Chief Executive Officer of BioClinica, dated February 11, 2013.
(a)(2)(B)	Opinion of EP Securities LLC, dated January 29, 2013 (incorporated by referenced to Annex II attached to this Schedule 14D-9).
(a)(5)(A)	Form of Summary Advertisement published in The New York Times on February 11, 2013 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).
(a)(5)(B)
Joint Press Release, dated January 30, 2013, of BioClinica and Parent regarding execution of the Agreement and Plan of Merger (incorporated by reference to Exhibit 99.1 to BioClinica's Current Report on Form 8-K filed on January 30, 2013).
(a)(5)(C)	Joint Press Release, dated February 11, 2013 of BioClinica and Parent (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO).
(a)(5)(D)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex III attached to this Schedule 14D-9).
(e)(1)
Agreement and Plan of Merger, dated as of January 29, 2013, among Parent, Purchaser and BioClinica (incorporated by reference to Exhibit 2.1 to BioClinica's Current Report on Form 8-K filed on January 30, 2013).
(e)(2)	Non-Disclosure Agreement, dated as of October 15, 2012, between BioClinica, Inc. and JLL Partners, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)	Letter Agreement re: Non-Disclosure Agreement, dated as of January 3, 2013, between BioClinica, Inc. and JLL Partners, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

Exhibit No.	Description
(e)(4)	Exclusivity Letter, dated as of November 23, 2012, by and between BioClinica, Inc. and JLL Partners Inc.
(e)(5)	Amendment to Exclusivity Letter, dated as of January 3, 2013, by and between BioClinica, Inc. and JLL Partners Inc.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013	BIOCLINICA, INC.
	By:	/s/ MARK L. WEINSTEIN
		Name:	Mark L. Weinstein
		Title:	President and Chief Executive Officer

ANNEX I

BIOCLINICA, INC.
826 Newtown-Yardley Road
Newtown, Pennsylvania 18940-1721
(267) 757-3000

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

        This Information Statement is being mailed on or about February 11, 2013 to holders of record of common stock, par value $0.00025 per share (the "Common Stock", or each a "Share" and collectively, the "Shares"), of BioClinica, Inc. ("BioClinica") as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of BioClinica with respect to the tender offer by BC Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of BioCore Holdings, Inc., a Delaware corporation ("Parent"), for all of the issued and outstanding Shares. Capitalized terms used and not otherwise defined herein will have the meaning set forth in the Schedule 14D-9. In this Information Statement, we sometimes use the terms "us," "we" and "our" to refer to BioClinica. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on the BioClinica Board of Directors (the "BioClinica Board" or the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of January 29, 2013 (as such agreement may be amended or supplemented, from time to time, the "Merger Agreement"), among Parent, the Purchaser and BioClinica.

        Pursuant to the Merger Agreement, the Purchaser commenced a cash tender offer on February 11, 2013, to purchase for cash all outstanding Shares at a price of $7.25 per Share (such amount, the "Offer Price"), net to seller in cash, without interest thereon, subject to reduction for any applicable federal back-up withholding or other taxes payable by such seller, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 11, 2013 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"). The Offer to Purchase and Letter of Transmittal, as each may be amended from time to time, are referred to in this Schedule as the "Offer." Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on March 11, 2013, at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to BioClinica stockholders and are filed as exhibits to the Schedule 14D-9 filed by BioClinica with the U.S. Securities and Exchange Commission (the "SEC") on February 11, 2013.

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder in connection with the appointment of Purchaser's designees to the BioClinica Board.

        You are urged to read this Information Statement carefully. You are not, however, required to take any action.

        The information contained in this Information Statement (including information incorporated by reference into this Information Statement) concerning Parent, Purchaser and Purchaser's designees has been furnished to BioClinica by Parent, and BioClinica assumes no responsibility for the accuracy or completeness of such information.

 INFORMATION REGARDING PARENT BOARD DESIGNEES

        The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, as of the Acceptance Date, Parent is entitled to elect or designate to serve on the BioClinica Board such number of directors as is equal to the product (rounded up to the next whole number) obtained by multiplying (x) the total number of directors on the BioClinica Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) by (y) the percentage that the aggregate number of Shares beneficially owned by Parent, the Purchaser or any of their respective affiliates bears to the total number of Shares then outstanding. After the Acceptance Date, BioClinica shall, upon Parent's reasonable request, take all actions as are reasonably necessary or desirable to enable Parent's designees to be so elected or designated to the BioClinica Board, including by promptly filling vacancies or newly created directorships on the BioClinica Board, promptly increasing the size of the BioClinica Board (including by amending the By-laws if necessary to do so), and/or by promptly securing resignations of such number of its incumbent directors as is necessary, and shall cause Parent's designees to be so elected or designated to the BioClinica Board at such time. After the Acceptance Date, BioClinica shall also, upon Parent's request, cause the directors elected or designated by Parent to the BioClinica Board to serve on and constitute the same percentage (rounded up to the next whole number) as is on the BioClinica Board of (i) each committee of the BioClinica Board, (ii) each board of directors (or similar body) of each BioClinica subsidiary and (iii) each committee (or similar body) of each such board, in each case to the extent permitted by applicable law and the Marketplace Rules of the NASDAQ Global Select Market. After the Acceptance Date, BioClinica shall also, upon Parent's request, take all action necessary to elect to be treated as a "controlled company" as defined by NASDAQ Marketplace Rule 5615(c) and make all necessary filings and disclosures associated with such status.

        Pursuant to the Merger Agreement, until the Effective Time of the Merger of Purchaser with and into BioClinica, the BioClinica Board will have at least three (3) directors who were directors of BioClinica on January 29, 2013, the date of the Merger Agreement, and who were not officers of BioClinica or any of its subsidiaries and at least one of whom shall be an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K and the instructions thereto (the "Continuing Directors"); provided, however, that if any Continuing Director is unable to serve due to death, disability or resignation, BioClinica shall take all necessary action (including creating a committee of the board of directors) so that the remaining Continuing Director or Continuing Directors shall be entitled to elect or designate another person who satisfies the foregoing independence requirements to fill such vacancy, and such person shall be deemed to be a Continuing Director for purposes of the Merger Agreement. After Parent's designees are elected or designated to, and constitute a majority of, the board of directors and prior to the Effective Time, in addition to any approvals of the board of directors or the stockholders of BioClinica as may be required by the certificate of incorporation, the by-laws or applicable law, any (i) amendment or modification of the Merger Agreement which materially effects the holders of Common Stock, (ii) termination of the Merger Agreement by BioClinica, (iii) extension of time for performance of any of the obligations of Parent or the Purchaser thereunder, (iv) waiver of any condition to BioClinica's obligation thereunder, (v) exercise or waiver of BioClinica's rights or remedies thereunder, (vi) amendment to BioClinica's certificate of incorporation or the by-laws, (vii) authorization of any agreement between BioClinica and any of its subsidiaries, on the one hand, and Parent, the Purchaser or any of their affiliates on the other hand, or (viii) taking of any other action by BioClinica in connection with the Merger Agreement or the transactions contemplated thereby may, in each case, be effected only if there are in office one (1) or more Continuing Directors and such action is approved by a majority of the Continuing Directors then in office; provided, however, that BioClinica shall designate, prior to the Acceptance Time, two (2) alternate Continuing Directors that the board of directors shall appoint in the event of the death, disability or resignation of the Continuing Directors, each of whom shall, following such appointment to the board of directors, be deemed to be a Continuing Director for purposes of the Merger Agreement.

The Continuing Directors shall have, and Parent shall cause the Continuing Directors to have, the authority to retain such counsel (which may include current counsel to BioClinica or the board of directors) and other advisors at the expense of BioClinica as determined by the Continuing Directors, and the authority to institute any action on behalf of BioClinica to enforce performance of the Merger Agreement.

        In connection with the execution of the Merger Agreement, JLL ICE Holdings, LLC ("JLL ICE"), JLL Partners Fund VI, L.P. ("JLL Fund VI"), Ampersand 2006 Limited Partnership and Ampersand 2011 Limited Partnership (together "Ampersand") executed that certain Investment Agreement (the "Investment Agreement"), dated January 29, 2013. On February 5, 2013, as contemplated by the Investment Agreement, SV Life Sciences Fund V, L.P. and SV Life Sciences Fund V Strategic Partners, L.P. (collectively, "SV Life Sciences") countersigned the Investment Agreement and agreed to invest concurrently with Ampersand and JLL Fund VI in JLL ICE in accordance with the terms of the Investment Agreement. Pursuant to the Investment Agreement, JLL Fund VI, Ampersand and SV Life Sciences agreed to contribute funds to JLL ICE concurrently with the consummation of the Tender Offer contemplated in the Merger Agreement in exchange for a proportionate number of limited liability membership interests in JLL ICE. Pursuant to the Investment Agreement, JLL Fund VI agreed to cause Richard A. Charpie to be nominated to serve, and otherwise cause Richard A. Charpie to be elected, as a member of the BioClinica Board during the period from the Acceptance Date to the Effective Time of the Merger.

        With the exception of Dr. Charpie, as of the date of this Information Statement, Parent has not determined who it will designate to the BioClinica Board. However, such designees will be selected from the list of potential designees provided below (the "Potential Designees"). The Potential Designees have consented to serve as directors of BioClinica if so designated. None of the Potential Designees currently is a director of, or holds any position with, BioClinica. To our knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of BioClinica, has a familial relationship with any director or executive officer of BioClinica or has been involved in any transactions with BioClinica or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. To our knowledge, there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to BioClinica or any of its subsidiaries or in which such Potential Designee has a material interest adverse to BioClinica or any of its subsidiaries. To our knowledge, none of the Potential Designees listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        The following sets forth information with respect to the Potential Designees and Dr. Charpie (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is in care of JLL Partners, Inc., 450 Lexington Avenue, 31st Floor, New York, New York 10017, United States of America, and the business phone number for each Potential Designee is (212) 286-8600. Each Potential Designee is a citizen of the United States.

Name	Age	Principal Occupation and Five-Year Employment History
Paul S. Levy	65	Paul S. Levy is a Managing Director of JLL Partners, Inc., which he founded in 1988. Mr. Levy serves as a director of Builders FirstSource, Inc., Patheon Inc., IASIS Healthcare LLC and PGT, Inc. Mr. Levy also serves or has served as director of Motor Coach Industries International, Inc., and J.G. Wentworth, Inc. and certain related entities, which filed for protection under Chapter 11 of the U.S. Bankruptcy Code in 2008 and 2009, respectively. Mr. Levy holds a Juris Doctor degree from the University of Pennsylvania Law School and a Bachelor of Arts degree from Lehigh University, where he graduated summa cum laude and Phi Beta Kappa. He also holds a Certificate from the Institute of Political Science in Paris, France.
Frank Rodriguez	41

Frank Rodriguez is a Managing Director of JLL Partners, Inc., which he joined in 1995. Mr. Rodriguez serves as a director of NetSpend Holdings, Inc. Mr. Rodriguez also serves or has served as a director of J.G. Wentworth, Inc. and certain related entities, which filed for protection under Chapter 11 of the U.S. Bankruptcy Code in 2009. Mr. Rodriguez holds a Bachelor of Science degree from the Wharton School of the University of Pennsylvania.

Michel Lagarde	39

Michel Lagarde is a Managing Director of JLL Partners, Inc., which he joined in January 2008. Prior to that, Mr. Lagarde served as Chief Executive Officer and Chief Financial Officer of Philips Electronics North America, Domestic Appliances and Personal Care division. Mr. Lagarde serves as a director of Patheon Inc. Mr. Lagarde holds a Bachelor of Business Administration degree from European University Antwerp and an Executive Master degree in Finance & Control from the University of Amsterdam.

Daniel Agroskin	36

Daniel Agroskin is a Managing Director of JLL Partners, Inc., which he joined in August 2005. Prior to that, he was employed by JP Morgan Partners, a private equity investment firm and Merrill Lynch's Mergers and Acquisitions Group. Mr. Agroskin serves as a director of Builders FirstSource, Inc., PGT, Inc. and Patheon Inc. Mr. Agroskin holds a Master of Business Administration degree from the Wharton School of the University of Pennsylvania and a Bachelor of Arts degree from Stanford University.

Kevin Hammond	32

Kevin Hammond is a Managing Director of JLL Partners, Inc., which he joined in 2004. Mr. Hammond previously was employed by Greenhill & Co., LLC. Mr. Hammond holds a Bachelor of Science degree from the McIntire School of Commerce of the University of Virginia.

Name	Age	Principal Occupation and Five-Year Employment History
Andrew S. Goldfarb	31

Andrew S. Goldfarb is an investment professional at JLL Partners, Inc., where he has served as Vice President since 2010. Prior to joining JLL, Mr. Goldfarb was an associate at The Carlyle Group and an investment banking analyst at Merrill Lynch in the Mergers and Acquisitions Group. Mr. Goldfarb holds a Master of Business Administration degree from Harvard Business School, with Distinction, and a Master of Science degree in management science and engineering and a Bachelor of Arts degree in economics from Stanford University. Mr. Goldfarb is a CFA® charterholder.

Richard A. Charpie	60

Richard A. Charpie has served as managing partner of Ampersand Capital Partners since its founding in 1988 and all of the Ampersand funds in existence since that date. Dr. Charpie serves as a director of Rand Worldwide, Inc. Dr. Charpie previously served as a director of Talecris Biotherapeutics Holdings Corp. until June 2011. Dr. Charpie holds Doctor of Philosophy, Master of Science and Bachelor of Science degrees from the Massachusetts Institute of Technology. Dr. Charpie's business address is in care of Ampersand Capital Partners, 55 William Street, Suite 240, Wellesley, Massachusetts 02481, United States of America, and his business phone number is (781) 239-0700.

CERTAIN INFORMATION CONCERNING THE COMPANY

        The authorized capital stock of BioClinica consists of 36,000,000 Shares, par value $0.00025 per share, and 3,000,000 shares of Preferred Stock, par value $0.00025 per share. As of February 8, 2013, there were 15,703,568 Shares outstanding and no shares of Preferred Stock outstanding.

        The Common Stock is the only class of voting securities of BioClinica outstanding that is entitled to vote at a meeting of stockholders of BioClinica. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

DIRECTORS OF THE COMPANY

        Set forth below are the name, age and position of each director and executive officer of BioClinica as of February 8, 2013:

Name	Age	Served as a Director Since	Position with the Company
David E. Nowicki, D.M.D.	61	1998	Chairman of the Board and Director
Mark L. Weinstein	60	1998	President, Chief Executive Officer and Director
Jeffrey H. Berg, Ph.D.	70	1994	Director
Martin M. Coyne	64	2011	Director
E. Martin Davidoff, CPA, Esq.	61	2004	Director
Marcella LoCastro, CPA, CITP	61	2011	Director
Adeoye Y. Olukotun, M.D., M.P.H.	68	2008	Director
Wallace P. Parker, Jr.	63	2010	Director
John P. Repko	50	2011	Director

Director Experience, Qualifications, Attributes and Skills

        We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board of Directors to fulfill its responsibilities. The Board of Directors is composed of a diverse group of leaders in their respective fields. Many of the current directors have leadership experience at major domestic and international companies with operations inside and outside the United States, as well as experience on other companies' boards, which provides an understanding of different business processes, challenges and strategies. Further, BioClinica's directors also have other experience that makes them valuable members, such as pharmaceutical/bio-technology or industry related experience that provides insight into issues faced by us.

        The principal occupations, for at least the past five years, certain experience, qualifications, attributes and skills of each director and nominee are as follows:

        Dr. Nowicki has been a director of BioClinica since July 1998 and was appointed Chairman of the Board of Directors of BioClinica in October 1999. Dr. Nowicki has had a private practice in periodontics and dental implants since September 1981. Dr. Nowicki received his DMD from the University of Medicine and Dentistry of New Jersey in 1976. He completed his postdoctoral training in Periodontology in 1978 and later served on the postgraduate faculty of the University of Medicine and Dentistry of New Jersey as an associate clinical professor and lecturer for 13 years. He has served as President and Executive Board member, of a large single facility YMCA, serving over 5,000 members, establishing partnerships with counterparts in Russia. He has served on the boards of several other non-profit and community service organizations implementing the principles of Board Policy Governance. He has lectured nationally about periodontology, computer imaging for implant surgery, and systems thinking in health care. Dr. Nowicki's medical background and knowledge of the healthcare industry is beneficial in helping evaluate strategic direction. In addition, Dr. Nowicki provides insight for best practices in corporate governance to the Board of Directors and facilitates effective communication between the Board of Directors and Management.

        Mr. Weinstein has been a director of BioClinica since March 1998 and has served as the President and Chief Executive Officer of BioClinica since February 1998. Mr. Weinstein also served as the Chief Financial Officer of BioClinica from January 31, 2000 to February 18, 2003. Mr. Weinstein joined BioClinica in June 1997 as Senior Vice President, Sales and Marketing and was appointed Interim Chief Executive Officer in December 1997. Prior to joining BioClinica, from September 1996 to May 1997, he was the Chief Operating Officer of Internet Tradeline, Inc., an internet-based electronic solutions provider. From July 1991 to August 1996, Mr. Weinstein worked for Medical Economics Company, an international health care information company and wholly-owned division of The Thomson Corporation. He held several senior management positions at Medical Economics Company with his last position being President and Chief Operating Officer of the International Group. Mr. Weinstein received his MBA from College of William and Mary and his Bachelor's degree in Economics from University of Virginia. Mr. Weinstein brings a tremendous knowledge regarding BioClinica from a short and long term strategic perspective and from a day-to-day operational perspective. Mr. Weinstein serves as a conduit between the Board of Directors and management and oversees management's efforts to realize the Board of Director's strategic goals.

        Dr. Berg has been a director of BioClinica since January 1994, and is currently the President of Health Care Insights, a healthcare research and consulting firm. Dr. Berg has been President of Health Care Insights since March 1991. From February 2004 until April 2005, he was the Director of Medical Technology for Crystal Research Associates. He was an analyst for HCFP/Brenner Securities from May 2002 to January 2004. From September 1995 to May 2002, Dr. Berg was a senior research analyst for MH Meyerson, a brokerage firm. While President of Health Care Insights, from January 1994 to June 1995, Dr. Berg also served as a financial analyst for GKN Securities Corp., an investment banking firm which served as the underwriter in BioClinica's June 1992 public offering, and was a financial analyst from March 1992 until December 1992 for The Chicago Corporation, a brokerage firm. For the past 16 years, Dr. Berg has been a Contributing Editor to the Biomedical Business & Technology newsletter and Media's Medical Device Daily publication, published by AHC Media. Dr. Berg received a PhD in organic chemistry from New York University's Graduate School of Arts and Science and a MBA from its Graduate School of Business Administration. He has a Bachelor's degree from Yeshiva College. Dr. Berg has served as a director of BioClinica for over 19 years, allowing him to understand the challenges and opportunities BioClinica has faced and will face in the future. Dr. Berg's experience as a consultant and analyst in the healthcare industry is beneficial to the Board of Directors.

        Mr. Coyne has been a director of BioClinica since May 2011. Mr. Coyne has served as a director of Akamai Technologies, Inc. since November 2001. Mr. Coyne was named their Lead Director in May 2003. Between 1995 and his retirement in July 2003, Mr. Coyne served in a variety of senior management positions at the Eastman Kodak Company, which develops, manufactures and markets imaging products and services in the healthcare and consumer markets. Mr. Coyne most recently served as Group Executive, Photography Group, and Executive Vice President of Eastman Kodak. He also served as President of the Kodak Health Imaging Group. Mr. Coyne currently serves on the boards of directors of one private company RockTech. He is President and CEO of the New Jersey Chapter of the National Association of Corporate Directors. He is also an NACD Board Leadership Fellow. In the past, he has been a director of OpenPages Inc., Avecia Group Ltd and Chairman of the Board of Welch Allyn. Mr. Coyne's long experience at Eastman Kodak and as a director in multiple companies has enabled him to provide meaningful advice on operational issues, strategy and CEO succession planning to management and other members of boards of directors as they address considerations for overseeing and guiding a complex and evolving organization. Mr. Coyne has extensive experience and insight into the oversight of risk management and corporate governance, succession planning and executive development issues, which enhances the ability of the Board of Directors to fulfill its fiduciary role. Over the course of his nearly 10 years of service on various boards, he has demonstrated invaluable skill in taking a primary role in ensuring strong corporate governance and effective communication among directors and between the Board of Directors and senior management. Mr. Coyne earned a B.S. degree in Pharmacy from Fordham University and an M.B.A. from Fairleigh Dickinson University and has also attended the Advanced Management Program at the Wharton School of Business. Mr. Coyne provides relevant management and corporate governance experience for service on the Board of Directors.

        Mr. Davidoff has been a director of BioClinica since May 2004 and has operated his own tax practice, as both a certified public accountant and tax attorney, since 1981. He served as President of the American Association of Attorney-Certified Public Accountants (AAA-CPA), is founder of the Internal Revenue Service (IRS) Tax Liaison Committee and is the Chair for the IRS Liaison Sub-Committee on Legislative Affairs for the AAA-CPA. As a member of the American Institute of Certified Public Accountant's (AICPA) Tax Division, he has served on their Tax Legislative Liaison Committee. He completed two years on the Executive Committee of the New Jersey Society of Certified Public Accountants (NJSCPA), having served as the organization's Secretary and as Vice President for Taxation and Legislation. Mr. Davidoff has also served as President of the Middlesex/Somerset chapter of the NJSCPA and as the chairman of the NJSCPA Federal Taxation and Membership Committees. He is a member of the tax section of the New Jersey Bar Association. In 1995, Mr. Davidoff was appointed by then Governor Christine Todd Whitman to the White House Conference on Small Business. Among the honors he has received are the 1998/1999 New Jersey Society of CPAs Distinguished Service Award for his dedicated service and commitment to the Society; the SBA 1997 Accountant Advocate of the Year for New Jersey and Region II (New York, New Jersey, Virgin Islands, and Puerto Rico); and the 1998 Nicholas Maul Leadership Award from the Middlesex County Regional Chamber of Commerce. Selected as one of the 2004, 2005, 2006, 2007, 2008, 2009 and 2010 Top 100 Most Influential People in Accounting by Accounting Today, the editions noted that

"Davidoff's views on issues affecting tax practice are heard at the highest levels of government." CPA Magazine has also chosen Mr. Davidoff as one of the Top 50 IRS Practitioners of 2008 in their April/May 2008 edition and one of the Top 40 Tax Advisors To Know During a Recession in their April/May 2009 edition. Mr. Davidoff received his undergraduate degree from Massachusetts Institute of Technology, MBA from Boston University Graduate School of Management, and a JD from the Washington University School of Law. Mr. Davidoff is a certified public accountant and as such, the Board has designated Mr. Davidoff as an "audit committee financial expert" pursuant to SEC rules and NASDAQ listing standards. Mr. Davidoff provides advice to the Board of Directors regarding accounting and tax issues.

        Ms. LoCastro has been a director of BioClinica since May 2011. Ms. LoCastro is CEO of MLoCastro Consulting LLC and provides women's leadership training and coaching to professional services firms. She serves as a Senior Advisor in Alvarez & Marsal's Private Equity Services—Operations Group, Montclair State University's Foundation and College of Business and New Jersey Society of Certified Public Accountants (NJSCPA) Magazine Editorial Boards, as well as served on the NJSCPA Executive Committee. She has over 35 years of experience working with CEOs and CFOs providing accounting solutions, software package implementations, business process improvement and management reporting solutions. She was the Associate and Managing Partner of the NY office of Tatum, LLP from September 2007 to December 2008, the Managing Director of Solomon Edwards Group NJ office from April 2006 to July 2007, and has held Partner roles with Deloitte LLP, JH Cohn LLP, Arthur Andersen LLP and Ernst & Young LLP. She was the first woman partner at JH Cohn, Arthur Andersen and Ernst & Young in their NJ offices. Ms. LoCastro is a recipient of Business News New Jersey Leader Recognition Award and was honored by EWNJ—Salute to the Policy Makers, New Jersey Association of Women Business Owners Salute to Women Leaders; Ten Years of Excellence Award, YWCA of Essex/West Hudson Business Woman of the Year Award, SBA Accountant Advocate of the Year Award in 2000, Women's Fund of NJ Award for Outstanding Achievement in the Field of Technology, the New Jersey Society of Certified Public Accountants (NJSCPA) with its 2006 Service Award and 2012 Women of Note Recognition , Garden State Woman of the Year Professional Services Award for 2006, CIANJ recognition as a Women of Influence in NJ in 2006, NJBIZ New Jersey's Best 50 Women in Business for 2007, and Montclair State University as the first group of Alumni to be selected for honorary membership in Beta Gamma Sigma, the international honor society for collegiate schools of business in recognition for personal achievement in 2008. She received her undergraduate degree from Montclair State University in Mathematics and her MBA from Fairleigh Dickinson University in Accounting and Taxation. Ms. LoCastro is a member of the Board of the Directors of the publicly traded biopharmaceutical company Immunomedics, Inc. (Nasdaq: IMMU). The Board of Directors has designated Ms. LoCastro as an "audit committee financial expert" pursuant to SEC rules and NASDAQ listing standards.

        Dr. Adeoye Olukotun has been a director of BioClinica since August 2008. Since January 2006, Dr. Olukotun is the Chief Executive Officer of CardioVax Inc., a biotechnology company focused on developing innovative cardiovascular therapies. In September 2004, Dr. Olukotun co-founded VIA Pharmaceuticals and served as the Chief Medical Officer from the company's formation until December 2008. He is a Board Certified Cardiologist and has more than 25 years of experience in clinical research and drug development in the pharmaceutical industry. Dr. Olukotun has been instrumental in the submission of more than 14 New Drug Applications, Premarket Authorization Applications, and 510k Applications. He has published more than 50 articles in peer-reviewed scientific journals. Before CardioVax and VIA, Dr. Olukotun founded CR Strategies, LLC, a clinical research and development consulting firm in Princeton, NJ, and served as its Chief Executive Officer from 2000 to 2003. He also was Chief Medical Officer of Esperion Therapeutics, Inc., a cardiovascular drug development company, until its acquisition by Pfizer in 2004. From 1996 to 2000, Dr. Olukotun was Vice President of Medical and Regulatory Affairs and Chief Medical Officer of Mallinckrodt, Inc. Prior to joining Mallinckrodt, Dr. Olukotun spent 14 years at Bristol-Myers Squibb Company, where he served as Vice President of two divisions focused on cardiovascular research, and was involved in the clinical development of several cardiovascular and lipid-regulating agents. Dr. Olukotun received his MD degree from Albert Einstein College of Medicine, New York and obtained a MPH degree from Harvard University School of Public Health, Boston. He is a Fellow of the American College of Cardiology as well as the American Heart Association. He is a member of the Boards of Directors of the publicly traded biotechnology company Nordion, Inc. (TSX: NDN) (NYSE: NDX). Dr. Olukotun brings to the Board of Directors experience in the pharmaceutical industry along with his knowledge of the drug development process. This experience and knowledge, together with his medical training, provide value for service on the Board of Directors.

        Mr. Parker has been a director of BioClinica since November 2010. Mr. Parker served as President of KeySpan Energy's Energy Delivery & Customer Relationship Group and CEO of KeySpan Services, Inc. from 2001 to 2007, during which period he oversaw operations that generated over $5 billion in revenue and managed assets in excess of $12 billion. He has broad-based experience in regulatory affairs, operations management, sales and marketing, engineering, customer relations and human resources. Mr. Parker has a comprehensive management background, having been with KeySpan Energy from 1971 to 2007, where he was promoted to positions of increasing responsibilities. KeySpan Energy, which was one of the largest energy companies in the United States, was acquired by National Grid in 2007. Mr. Parker is a cum laude graduate of Lehigh University and also completed the Harvard Business School Advanced Management Program. He is active in several business, civic and not-for-profit organizations. Among those organizations are First Community Bank, where he serves on the Board and is Chair of the Marketing and Compensation Committees, Centenary College, New York City Relief and Cancer Hope Network, where he is Chairman and CEO. He has won numerous awards during his career, and was inducted into the American Gas Association "Hall of Fame" for industry marketing contributions. Mr. Parker's extensive management and financial experience provides the Board of Directors with valuable business and management guidance. The Board of Directors has designated Mr. Parker as an "audit committee financial expert" pursuant to SEC rules and NASDAQ listing standards.

        Mr. Repko has been a director of BioClinica since May 2011. Mr. Repko is a senior vice president and the CIO (chief information officer) of Tyco and is responsible for its information technology strategy, systems and services. Before joining Tyco, he was the senior vice president and CIO of Covance, one of the world's largest drug development services companies. Prior to joining Covance, Mr. Repko served as Senior Vice President & Chief Information Officer at GE American Communications—A Division of GE Capital, and a Senior Auditor and CPA at Ernst and Young. Mr. Repko received a Master's degree in Business Administration and Information Technology from Drexel University, and holds a Bachelor's degree in Accounting from Villanova University. He is trained and certified as a GE Six Sigma Master Black Belt. His position at Tyco and his knowledge of the clinical trials business provide relevant management and industry experience for service on the Board of Directors.

        None of our directors is related to any other director or to any of our executive officers, and none of our executive officers serves as a member of the board or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our Board of Directors or Compensation Committee.

        Under a prior stock purchase agreement, we had agreed to take all actions necessary to nominate and cause the election to the Board of Directors of up to three designees of Covance, Inc., a substantial stockholder of BioClinica. Such obligation terminates at such time as Covance owns less than 200,000 shares of our Common Stock. Covance has not designated a nominee for director for the 2012 or 2013 fiscal years. Covance has reserved all rights under its agreement with BioClinica for subsequent years.

Corporate Governance Guidelines

        Our Board of Directors has long believed that good corporate governance is important to ensure that we are managed for the long-term benefit of our stockholders. During the past year, our Board of Directors has continued to review our governance practices in light of the Sarbanes-Oxley Act of 2002, the new rules and regulations of the Securities and Exchange Commission, or the SEC, and the new listing standards of the NASDAQ Stock Market, LLC, or NASDAQ.

        Our corporate governance guidelines provide that directors are expected to attend the Annual Meeting of Stockholders. Eight of the directors attended the 2012 Annual Meeting of Stockholders. Mr. Coyne did not attend the 2012 Annual Meeting of Stockholders.

        Our Board of Directors has adopted corporate governance guidelines to assist it in the exercise of its duties and responsibilities and to serve the best interests of BioClinica and its stockholders. These guidelines, which provide a framework for the conduct of the Board of Directors' business, include that:

  •
  the principal responsibility of the directors is to oversee the management of BioClinica;

  •
  a majority of the members of the Board of Directors shall be independent directors;

  •
  the independent directors meet regularly in executive session;

  •
  directors have full and free access to management and, as necessary and appropriate, independent advisors;

  •
  new directors participate in an orientation program and all directors are expected to participate in continuing director education on an ongoing basis; and

  •
  at least annually, the Board of Directors and its committees will conduct a self-evaluation to determine whether they are functioning effectively.

Board Determination of Independence

        Under NASDAQ rules, a director will only qualify as an "independent director" if, in the opinion of our Board of Directors, that person does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors has determined that each of Dr. Berg, Mr. Coyne, Mr. Davidoff, Ms. LoCastro, Dr. Nowicki, Dr. Olukotun, Mr. Parker and Mr. Repko do not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an "independent director" as defined under Rule 5605(a)(2) of the NASDAQ Marketplace Rules.

Committees and Meetings of the Board of Directors

        There were four (4) regular in person meetings and two (2) special teleconference meetings of the Board of Directors during fiscal 2012. During this period, each member of the Board of Directors attended more than 75% of the aggregate of: (i) the total number of meetings of the Board of Directors (held during the period for which such person has been a director); and (ii) the total number of meetings held by all committees of the Board of Directors on which each such director served (during the periods such director served).

        The Board of Directors has three standing committees—the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee—each of which operates under a charter that has been approved by the Board of Directors.

        Audit Committee.    The primary responsibilities of the Audit Committee, as more fully set forth in the Audit Committee Charter adopted on September 1, 2000, as amended and restated on February 5, 2003, March 26, 2004 and December 13, 2011 and as previously provided and posted on our website at www.bioclinica.com include:

  •
  appointing, approving the compensation of, and assessing the independence of, our independent registered public accounting firm;

  •
  overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of certain reports from our independent registered public accounting firm;

  •
  reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

  •
  monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

  •
  overseeing our internal audit function;

  •
  discussing our risk management policies;

  •
  establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

  •
  meeting independently with our internal auditing staff, independent registered public accounting firm and management; and

  •
  preparing the audit committee report required by SEC rules, which is included on pages I-13 and I-14 of this Schedule 14f-1.

        During fiscal 2012, the Audit Committee had been, and is currently, comprised of David E. Nowicki, D.M.D., Chairman of the Audit Committee, E. Martin Davidoff, CPA, Esq., Marcello LoCastro, CPA, CITP, Wallace P. Parker and John P. Repko. The Audit Committee held four (4) regular in person meetings in fiscal 2012.

        Each Audit Committee member is an independent member of the Board of Directors as defined under NASDAQ rules, including the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. As an independent director of our Board of Directors, each Audit Committee member is not an officer or employee of BioClinica or its subsidiaries and does not have a relationship which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, the Audit Committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act.

        Our Board of Directors has determined that Mr. Davidoff, Ms. LoCastro and Mr. Parker, current directors and members of the Audit Committee, are each an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K.

        Compensation Committee.    The primary responsibilities of the Compensation Committee, as more fully set forth in the Compensation Committee Charter adopted on March 26, 2004, amended and restated on October 28, 2009, and as previously provided and posted on our website at www.bioclinica.com include:

  •
  annually reviewing and approving corporate goals and objectives relevant to CEO compensation;

  •
  reviewing and approving, or recommending for approval by the Board of Directors, the salaries and incentive compensation of our executive officers;

  •
  administering our 2010 Stock Incentive Plan; and

  •
  reviewing and making recommendations to the Board of Directors with respect to director compensation.

        During fiscal 2012, the Compensation Committee had been, and is currently, comprised of Wallace P. Parker, Jr., Chairman of the Compensation Committee, Jeffrey H. Berg, Ph.D., Martin M. Coyne and Adeoye Y. Olukotun, M.D., M.P.H. The Compensation Committee held four (4) regular in person meetings and two (2) teleconference meetings in fiscal 2012. The members of the Compensation Committee are independent, as independence for Compensation Committee members is defined under the NASDAQ rules, and are deemed to be non-employee directors for purposes of Section 162(m) of the Code and Rule 16b-3 of the Exchange Act.

        Nominating and Corporate Governance Committee.    The primary responsibilities of the Nominating and Corporate Governance Committee, as more fully set forth in the Nominating and Corporate Governance Committee Charter adopted on March 26, 2004, amended and restated on December 19, 2011, and as previously provided and posted on our website at www.bioclinica.com include:

  •
  identifying individuals qualified to become members of our Board of Directors;

  •
  evaluating and recommending to the Board of Directors the persons to be nominated for election as directors at any meeting of stockholders and each of our Board of Director's committees;

  •
  reviewing and making recommendations to our Board of Directors with respect to management succession planning;

  •
  developing and recommending to the Board of Directors a set of corporate governance principles applicable to BioClinica; and

  •
  overseeing the evaluation of the Board of Directors.

        During fiscal 2012, the Nominating and Corporate Governance Committee had been, and is currently, comprised of David E. Nowicki, D.M.D., Chairman of the Nominating and Corporate Governance Committee, and Martin M. Coyne. Both members of the Nominating and Corporate Governance Committee are independent, as independence for Nominating and Corporate Governance Committee members is defined under the NASDAQ rules. There were two (2) teleconference meetings held during fiscal 2012.

Compensation Committee Interlocks and Insider Participation

        Except for Mr. Weinstein, none of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our Board of Directors or Compensation Committee. None of the members of our Compensation Committee has ever been our employee or one of our officers.

Director Candidates

        The process followed by the Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to Board of Directors members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Nominating and Corporate Governance Committee and the Board of Directors. The Nominating and Corporate Governance Committee nominated each of the foregoing nominees to our Board of Directors.

        In considering whether to recommend any particular candidate for inclusion in the Board of Directors' slate of recommended director nominees, the Nominating and Corporate Governance Committee will apply the criteria contained in the Nominating and Corporate Governance Committee's charter. These criteria include the candidate's integrity, business acumen, knowledge of our business and industry, age, diversity, experience, diligence, conflicts of interest and the ability to act in the interests of all stockholders. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. In addition, although we do not have a formal diversity policy, diversity is one of the criteria for nomination. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board of Directors to fulfill its responsibilities.

        Stockholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than $2,000 in market value, or 1% of our Common Stock for at least one year as of the date such recommendation is made, to: Nominating and Corporate Governance Committee, c/o Corporate Secretary, BioClinica, Inc., 826 Newtown-Yardley Road, Newtown, Pennsylvania 18940. Assuming that appropriate biographical and background material has been provided on a timely basis, the Nominating and Corporate Governance Committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Board of Directors Leadership Structure and Role in Risk Oversight

        The Board of Directors evaluates its leadership structure and role in risk oversight on an ongoing basis. BioClinica's Board of Directors leadership structure has separated the Chairman of the Board of Directors and President and Chief Executive Officer roles into two positions. Currently, David E. Nowicki, D.M.D. is the Chairman of the Board of Directors and Mark L. Weinstein is the President and Chief Executive Officer. The Board of Directors determines what leadership structure it deems appropriate based on factors such as the experience of the applicable individuals, the current business environment of BioClinica or other relevant factors. After considering these factors, the Board of Directors determined that continuing to separate the positions of Chairman of the Board of Directors and President and Chief Executive Officer is the appropriate Board of Directors leadership structure at this time.

        The Board of Directors is also responsible for oversight of BioClinica's risk management practices while management is responsible for the day-to-day risk management processes. This division of responsibilities is the most effective approach for addressing the risks facing BioClinica, and BioClinica's Board of Directors leadership structure supports this approach. The Board of Directors receives periodic reports from management regarding the most significant risks facing BioClinica. In addition, the Audit Committee assists the Board of Directors in its oversight role by receiving periodic reports regarding BioClinica's risk and control environment. Furthermore, the Compensation Committee and Audit Committee work together to review any potential short-term or long-term risks as a result of the current decisions of BioClinica's management.

Communicating with the Directors

        Our Board of Directors will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. The Chairman of the Board of Directors, with the assistance of our outside counsel, is primarily responsible for monitoring communications from stockholders and for providing copies or summaries to the other directors as he considers appropriate. Under procedures approved by a majority of the independent directors, communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the Chairman considers to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which BioClinica tends to receive repetitive or duplicative communications.

        Stockholders who wish to send communications on any topic to the Board of Directors should address such communications to: Board of Directors c/o Corporate Secretary, BioClinica, Inc., 826 Newtown-Yardley Road, Newtown, Pennsylvania 18940.

Code of Business Conduct and Ethics

        We have adopted a written Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or corporate controller, or persons performing similar functions. Our Code of Business Conduct and Ethics contains written standards designed to deter wrongdoing and to promote:

  •
  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  •
  full, fair, accurate, timely, and understandable disclosure in reports and documents filed with the SEC;

  •
  compliance with applicable governmental laws, rules and regulations;

  •
  the prompt internal reporting of violations of our Code of Business Conduct and Ethics to an appropriate person or persons identified in our Code of Business Conduct and Ethics; and

  •
  accountability for adherence to our Code of Business Conduct and Ethics.

        Each of our employees, officers and directors completed a signed certification to document his or her understanding of and compliance with our Code of Business Conduct and Ethics. A copy of our Code of Business Conduct and Ethics may be obtained from our website at www.bioclinica.com.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee has furnished the following report:

To the Board of Directors of BioClinica, Inc.:

        The Audit Committee of our Board of Directors is currently composed of four members and acts under a written charter adopted on September 1, 2000, and amended and restated on February 5, 2003, March 26, 2004 and December 13, 2011. The current members of the Audit Committee are independent directors, as defined by its charter and the rules of the NASDAQ Global Market, and possess the financial sophistication required by such charter and rules. The Audit Committee held four meetings during fiscal 2012.

        Management is responsible for our financial reporting process including its system of internal controls and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Our independent registered public accounting firm is responsible for auditing those financial statements. The Audit Committee's responsibility is to monitor and review these processes. As appropriate, the Audit Committee reviews and evaluates, and discusses with our management and our independent registered public accounting firm, the following:

  •
  the plan for, and the independent registered public accounting firm's report on, each audit of our financial statements;

  •
  the independent registered public accounting firm's review of our unaudited interim financial statements;

  •
  our financial disclosure documents, including all financial statements and reports filed with the Securities and Exchange Commission or sent to stockholders;

  •
  our management's selection, application and disclosure of critical accounting policies;

  •
  changes in our accounting practices, principles, controls or methodologies;

  •
  significant developments or changes in accounting rules applicable to us; and

  •
  the adequacy of our internal controls and accounting and financial personnel.

        The Audit Committee discussed with the independent registered public accountants the matters required to be discussed by Statement of Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. These standards require our independent registered public accounting firm to discuss with our Audit Committee, among other things, the following:

  •
  methods used to account for significant unusual transactions;

  •
  the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

  •
  the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors' conclusions regarding the reasonableness of those estimates; and

  •
  disagreements with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements.

        The Audit Committee received from the independent registered public accountants the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accountants' communications with the Audit Committee concerning independence, discussed their independence with them and satisfied itself as to the independence of the independent registered public accountants. The Audit Committee also considered whether our independent registered public accounting firm's provision of certain other non-audit related services to BioClinica is compatible with maintaining our auditors' independence.

        Based on our discussions with management and our independent registered public accounting firm, and our review of the representations and information provided by management and the independent registered public accounting firm, the Audit Committee recommended to our Board of Directors of directors that the audited financial statements referred to above be included in our Annual Report on Form 10-K for the year ended December 31, 2012.

By the Audit Committee of the Board of Directors of BioClinica, Inc.
/s/ DAVID E. NOWICKI, D.M.D. David E. Nowicki, D.M.D. Audit Committee Chairman
/s/ E. MARTIN DAVIDOFF, CPA, ESQ. E. Martin Davidoff, CPA, Esq. Audit Committee Member
/s/ MARCELLA LOCASTRO, CPA, CITP Marcella LoCastro, CPA, CITP Audit Committee Member
/s/ WALLACE P. PARKER, JR. Wallace P. Parker, Jr. Audit Committee Member
/s/ JOHN P. REPKO John P. Repko Audit Committee Member

COMPENSATION OF DIRECTORS

        The following table sets forth the compensation paid by us to each non-employee member of the Board of Directors for the 2012 fiscal year. Executive officers who also serve on the Board of Directors do not receive any additional compensation for such service.

2012 Director Compensation

Name	Fees Earned in Cash	Restricted Stock Units/Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
	(a)	(b)(c)	(c)
Jeffrey H. Berg, Ph.D.	$50,250	$62,400	—	—	—	—	$112,650
Martin M. Coyne	$60,000	$62,400	—	—	—	—	$122,400
E. Martin Davidoff	$50,750	$62,400	—	—	—	—	$113,150
Marcella LoCastro, CPA, CITP	$55,750	$62,400	—	—	—	—	$118,150
David E. Nowicki, D.M.D.	$105,625	$72,800	—	—	—	—	$178,425
Adeoye Y. Olukotun, M.D., M.P.H.	$49,500	$62,400	—	—	—	—	$111,900
Wallace P. Parker, Jr.	$79,000	$62,400	—	—	—	—	$141,400
John P. Repko	$31,475	$78,000	—	—	—	—	$109,475

(a)
Represents the cash retainer fees earned for service on the Board of Directors and Board of Directors committees during the 2012 fiscal year.

(b)
Represents the grant-date fair value of the restricted stock units awarded to each non-employee director during the 2012 fiscal year. The applicable grant-date fair value of each award was determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB ASC Topic 718) and accordingly was calculated by multiplying the number of shares of our Common Stock subject to the award by the $5.20 fair market value per share of our Common Stock on the award date, without any adjustment for estimated forfeitures related to such service vesting. These amounts reflect BioClinica's accounting expense and do not correspond to the actual value that will be realized by each non-employee director. For information on the valuation assumptions, refer to Note 9—Stock Based Compensation of the Notes to Financial Statements in our 2011 Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2012. For further information concerning such equity awards, see the section below entitled "Equity Compensation."

(c)
The aggregate number of restricted stock units and stock option awards outstanding at December 31, 2012 for our non-employee directors were:

Name	Aggregate Number of Shares Subject to Restricted Stock Unit Awards Outstanding on December 31, 2012	Aggregate Number of Shares Subject to Stock Option Awards Outstanding on December 31, 2012
Jeffrey H. Berg, Ph.D.	54,500	56,250
Martin M. Coyne	24,500	—
E. Martin Davidoff	54,500	27,000
Marcella LoCastro, CPA, CITP	24,500	—
David E. Nowicki, D.M.D.	56,500	46,250
Adeoye Y. Olukotun, M.D., M.P.H.	52,000	—
Wallace P. Parker, Jr.	34,500	—
John P. Repko	15,000	—

        General.    The compensation program for non-employee directors is designed to fairly pay directors for work required for a company of BioClinica's size and scope and to align directors' interests with the long-term interests of stockholders. The Compensation Committee retained J. Richard & Co., a nationally recognized independent compensation consulting firm, to review and propose a reasonable, competitive and appropriate total compensation program for our directors for the 2012 fiscal year. The Compensation Committee retained F.W. Cook, a nationally recognized independent compensation consulting firm, to review and propose a reasonable, competitive and appropriate total compensation program for our directors for the 2013 fiscal year.

        Cash Compensation.    The cash retainer fees for non-employee directors for the 2012 and 2013 fiscal years are as follows:

	2012	2013
Board Retainer	$27,500	$27,500
Chairman, Board of Directors	$35,000	$35,000
Chairman, Audit Committee	$20,000	$20,000
Member, Audit Committee	$12,500	$12,500
Chairman, Compensation Committee	$20,000	$20,000
Member, Compensation Committee	$12,500	$12,500
Chairman, Nominating & Corporate Governance Committee	$7,500	$7,500
Member, Nominating & Corporate Governance Committee	$4,000	$4,000

        In addition, for the 2013 fiscal year, each non-employee director will receive $1,500 for each Board meeting attended and $1,000 for each Committee meeting attended. In fiscal 2012, each non-employee director received $1,500 for each Board meeting attended and $1,000 for each Committee meeting attended.

        Equity Compensation.    Each non-employee director, except for Mr. Repko and Dr. Nowicki, was granted restricted stock units on May 16, 2012 covering 12,000 shares of our Common Stock. Dr. Nowicki was granted restricted stock units on May 16, 2012 covering 14,000 shares of our Common Stock as Chairman of the Board of Directors. As a new director, no longer a designee of Covance, Mr. Coyne was granted restricted stock units on May 16, 2012 covering 15,000 shares of our Common Stock.

        For fiscal 2013, no restricted stock units will be granted to directors.

        Each restricted stock unit which vests will entitle the director to one share of Common Stock upon his or her cessation of Board of Directors service. The restricted stock units will vest as to one-twelfth (1/12) of the covered shares upon completion of each successive month of Board of Directors service over the twelve-month period measured from the grant date. The restricted stock units are subject to a pro-rata reduction if a director attends less than seventy-five percent (75%) of all Board of Directors meetings and all meetings of any committee on which he or she serves during the applicable vesting period.

        All of our directors are reimbursed for their expenses for each Board of Directors meeting and each Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee meeting attended.

Section 16(a) Beneficial Ownership Reporting Compliance

        Our directors, our executive officers and any persons who beneficially own more than 10% of our outstanding Common Stock are subject to the requirements of Section 16(a) of the Exchange Act, which requires them to file reports with the Securities and Exchange Commission with respect to their ownership and changes in their ownership of BioClinica's Common Stock. Based upon (i) the copies of

Section 16(a) reports that we received from such persons for their transactions in 2012 in the Common Stock and their Common Stock holdings, and (ii) the written representations received from one or more of such persons that no annual Form 5 reports were required to be filed by them for 2012, we believe that all reporting requirements under Section 16(a) for such year were met in a timely manner by our directors, executive officers and beneficial owners of greater than 10% of our Common Stock.

COMPENSATION DISCUSSION AND ANALYSIS

        This Compensation Discussion and Analysis details the principles underlying our compensation policies and decisions and the principal elements of compensation paid to our executive officers for fiscal 2012 and our plans for fiscal 2013. BioClinica's Chief Executive Officer, the CEO, the Chief Financial Officer, the CFO, and the other executive officers included in the Summary Compensation Table below will be referred to as the named executive officers for purposes of this discussion. The named executive officers are the only executive officers of BioClinica.

Compensation Objectives and Philosophy

        The Compensation Committee, of our Board of Directors, is responsible for reviewing and approving the compensation payable to our named executive officers. As part of such process, the Compensation Committee seeks to accomplish the following objectives with respect to our executive compensation programs:

  •
  Recruit, motivate and retain executives capable of meeting our strategic objectives;

  •
  Provide incentives to ensure superior executive performance, successful financial results for BioClinica and the creation of value for our stockholders; and

  •
  Align the interests of executives with the long-term interests of stockholders.

        The Compensation Committee seeks to achieve these objectives by:

  •
  Establishing a compensation structure that is both market competitive and internally fair;

  •
  Linking a substantial portion of compensation to our achievement of financial objectives and the individual's contribution to the attainment of those objectives;

  •
  Providing below target for underachievement and above target awards for overachievement of goals;

  •
  Providing long-term, equity-based incentives and encouraging direct share ownership by our named executive officers; and

  •
  Performance-based compensation in the form of short-term (including cash bonuses) and long-term incentives (including equity grants) on average constituted over 50% of fiscal 2012 total target compensation for our named executive officers.

Setting Executive Compensation

        The Compensation Committee awards both short-term and long-term compensation for current performance, and also awards incentives to achieve short-term and long-term goals. Short-term compensation is typically in the form of base salary and annual cash incentive bonuses, and long-term compensation is typically in the form of equity with long-term vesting schedules. Because of the current condition of the economy, the nature of our business and the way we operate the business and implement our strategies, we may not witness for several years the positive results of many decisions made or actions taken by our named executive officers in the current fiscal year, including strategies implemented to manage risk and position us for future growth. Accordingly, the Compensation Committee, by seeking a balance of short-term and long-term compensation, seeks to motivate and reward named executive officers for their current decisions that may not produce immediate or short-term results, but will likely have a positive long-term effect on our business and financial results. The Compensation Committee also periodically reviews, along with the Audit Committee of the Board of Directors, any potential short-term or long-term risks as a result of our compensation policies and decisions. Currently, the Compensation Committee believes that these risks are not reasonably likely to have a material adverse effect on our business. Nonetheless, the Compensation Committee, working with the Audit Committee, seeks to mitigate any such risks to the extent possible.

        The Compensation Committee has the sole authority to approve independent compensation consultant fees and terms of engagement. For fiscal 2012, the Compensation Committee engaged J. Richard & Co., or J. Richard, a nationally recognized independent compensation consulting firm, to provide competitive compensation data and general advice on our compensation programs and policies for named executive officers. J. Richard also provides consulting on the compensation of the Board of Directors; other than this consulting, J. Richard does not provide any other service to BioClinica. J. Richard performed a market analysis of the compensation paid by comparable peer group companies, with data derived from public filings and industry reports, and provided the Compensation Committee with recommended compensation ranges for the named executive officers based on the competitive data. On an annual basis, the Compensation Committee reviews J. Richard's qualifications in order to determine whether J. Richard will be re-engaged to consult with respect to our compensation programs and policies for the upcoming fiscal year.

        In addition, the CEO provided the Compensation Committee with a detailed review of the performance of the other named executive officers and made recommendations to the Compensation Committee with respect to the compensation packages for those named executive officers, other than himself, for fiscal 2012.

        It is the Compensation Committee's objective to target the total direct compensation (salary, target bonus and equity awards) of each named executive officer at the median level for comparable positions in our selected peer group. However, in determining the total direct compensation of each named executive officer, the Compensation Committee also considers a number of other factors, including recent BioClinica and individual performance, the CEO's recommendations as to compensation levels for named executive officers (other than himself), the named executive officer's level of responsibility, the cost of living in the Philadelphia and surrounding area and internal pay equity.

        The Compensation Committee also reviews the compensation metrics of the CEO versus the other named executive officers. Although certain percentages and allocations may differ, the overall cash and equity compensation package of the CEO is not materially greater than the overall cash and equity compensation package of each other named executive officer.

        There is no pre-established policy for allocation of compensation between the cash and equity components or between short-term and long-term components. Instead, the Compensation Committee determines the mix of compensation for each named executive officer based on its review of the data for comparable positions at competitive peer group companies and its analysis of that individual's performance and such individual's contribution to our financial performance and to BioClinica's long term growth.

        The peer group used for competitive comparisons for fiscal 2012 reflects companies providing a similar mix of services as BioClinica and within a reasonable range of our revenues and consisted of the following companies: Accelrys, Inc., Caliper Life Sciences, Inc., Computer Programs & Systems, Inc., Demandtec, Inc., Enzo Biochem, Inc., eResearch Technology, Inc., Healthstream, Inc., Luminex Corporation, Medidata Solutions, Inc., Mediware Information Systems, Inc., Medtox Scientific, Inc., Merge Healthcare Inc., Orchid Cellmark Inc., and Vocus, Inc.

        In November, 2012, the Compensation Committee engaged F.W. Cook as its compensation consultant with respect to 2013 compensation of the named executive officers.

Components of Compensation

        For fiscal 2012, our executive compensation program for the named executive officers was comprised of the following components:

  •
  Base salary;

  •
  Annual short-term cash incentive;

  •
  Long-term equity incentive awards; and

  •
  Customary benefits.

Base Salary

        In General—It is the Compensation Committee's objective to set a competitive rate of annual base salary for each named executive officer. The Compensation Committee believes competitive base salaries are necessary to attract and retain top quality executives, since it is common practice for public companies to provide their named executive officers with a component of compensation that provides a level of security and stability from year to year and is not dependent, to any material extent, on our financial performance. In addition, Messrs. Weinstein, Kaminer and Benton each have an existing employment agreement with BioClinica, which sets a minimum annual salary, subject to periodic upward adjustment at the discretion of the Compensation Committee or our Board of Directors.

        Fiscal 2012 Base Salary—The Compensation Committee worked with J. Richard to establish salary bands, based on a review of compensation awarded for comparable positions at competitive peer group companies, for the named executive officers for fiscal 2012, with minimum to maximum opportunities that cover the normal range of market variability. The review indicated that base salaries of the named executive officers were below the median (and below the 25th percentile for the CEO) of the peer group, in part because base salaries were frozen in 2010 and 2011. The actual base salary for each named executive officer was then derived from those salary bands based on his responsibility, tenure and past performance and market comparability. The CEO also provided the Compensation Committee with recommendations for base salaries for the named executive officers, other than himself. This process, together with the Compensation Committee's recognition of the cost of living in the Philadelphia and surrounding area resulted in the Compensation Committee setting the base salaries (and total target compensation) of the named executive officers at approximately the median of similar positions in our selected peer group.

        Mr. Johnson's salary was negotiated in connection with his employment in 2012.

        The table below shows annual base salary rate increases for each named executive officer:

Name	Title	2011 Salary	2012 Salary	% Increase from 2011
Mark L. Weinstein	President & CEO	$415,000	$449,000	8.2%
Ted I. Kaminer	Executive VP Finance & Administration & CFO	$310,000	$330,000	6.5%
Peter S. Benton	Executive VP, President eClinical Solutions	$290,000	$305,000	5.2%
Garry D. Johnson(1)	Executive VP, Chief Technology Officer	—	$290,000	—

(1)
Mr. Johnson became a named executive officer on February 22, 2012.

        Fiscal 2013 Base Salaries—On February 8, 2013, the Compensation Committee authorized an increase, effective as of March 1, 2013, in base salaries of each named executive officer as follows: Mr. Weinstein: $475,000, Mr. Kaminer: $340,000, Mr. Benton: $315,000, and Mr. Johnson: $300,000. These increases were based on F.W. Cook's review of base salaries in our peer group companies and are targeted in general at the median of similar positions in the peer group.

Annual Short-Term Cash Incentives (Bonuses)

        In General—As part of their compensation package, our named executive officers have the opportunity to earn annual cash bonus awards under the Management Incentive Plan, or MIP. MIP cash awards are designed to reward superior executive performance while reinforcing our short-term strategic operating and financial goals to maximize stockholder value. Each year, the Compensation Committee establishes a bonus target for each named executive officer set at a percentage of base salary that is the same percentage for all named executive officers, except for the CEO who has a higher percentage due to a higher level of responsibility with respect to our operations. It is the Compensation Committee's intention to target annual cash incentive awards at the median for comparable positions in our selected peer group to base a greater percentage of the annual award payout on corporate objectives as opposed to individual performance for named executive officers.

        Fiscal 2012 Bonus Awards—For fiscal year 2012, the Compensation Committee determined along with its compensation consultant that the 2012 bonus targets for the named executive officers should be weighted 37.5% to achievement of our non-GAAP operating income objectives, 37.5% to achievement of our service revenue objectives, and 25% to achievement of individual performance metrics and other corporate goals. The Compensation Committee believes that our continued success is driven by our ability to grow revenues and operating profits and accordingly, revenue and operating income were the appropriate financial metrics for the plan.

        Target bonuses were set at 100% of base salary for our CEO and 90% of base salary for our other named executive officers. The potential payout of the portion of the bonus attributable to each of our operating income and revenue targets ranged from 50% to 120% of target bonus allocated to such goals for our CEO and from 50% to 100% of target bonus allocated to such goals for our other named executive officers. The portion of the bonus attributable to individual performance metric and other corporate goals ranged from 0% to 100% of target bonus allocated to such goals based on the Compensation Committee's subjective evaluation of the level attainment of such goals. However, the Compensation Committee had the discretion to increase the award for any named executive officer (other than the CEO) based on the CEO's recommendation for exceptional performance. The Compensation Committee also retained the discretion to reduce the dollar amount of the awards otherwise payable to the named executive officers in connection with the underachievement of pre-established operating income and revenue performance targets.

        The individual performance goals and other corporate goals were identical for all our named executive officers and may be summarized as follows:

  •
  Provide agreed to updates to the board including on succession planning, strategic plan and annual operating budget.

  •
  Certain operational matters including completing management review and filling certain leadership and senior positions.

  •
  Attaining target amount of signings.

        Each named executive officer could be awarded from 0% to 25% of his target bonus based on the Compensation Committee's subjective amount of the attainment of these goals.

        The actual bonus amount awarded to each named executive officer for fiscal 2012 was determined by the Compensation Committee on the basis of its review of both our performance and the individual named executive officer's performance. The CEO provided a review of performance by the named executive officers, other than himself, for fiscal 2012 for the Compensation Committee's consideration. The Compensation Committee determined that our service revenue and our non-GAAP operating income for fiscal 2012 were attained at the threshold levels and that the individual performance and other corporate goals were attained at the 50% level. Based on that assessment, the Compensation Committee determined in 2013 to make the bonus awards for fiscal 2012 performance to the CEO and the other named executive officers as set forth in the table below:

Name	Title	2012 Base Bonus ($)	2012 Base Bonus (% Salary)	2012 Actual Bonus ($)	2012 Actual Bonus (% Salary)
Mark L. Weinstein	President & CEO	$224,500	50.0%	$224,500	50.0%
Ted I. Kaminer	Executive VP Finance & Administration & CFO	$148,500	45.0%	$148,500	45.0%
Peter S. Benton	Executive VP, President, eClinical Division	$137,250	45.0%	$137,250	45.0%
Garry D. Johnson	Executive VP, Chief Technology Officer	$130,500	45.0%	$130,500	45.0%

        Fiscal 2013 Bonus Awards—The MIP for fiscal year 2013 is generally the same as the plan for fiscal year 2012 with 85% weighted on attainment of pre-specified performance targets based on the business plan for fiscal year 2013 and 15% weighted on attainment of individual performance metrics and other corporate goals. The target bonus for our CEO is 150% of his base salary (with a potential payout range from 75% of base salary for threshold performance to 180% of base salary for maximum performance). The bonus target for our other named executive officers is 100% of base salary (with a potential payout range from 50% of base salary for threshold performance to 100% of base salary for target performance). As reflected by the change in MIP Target percentages described above, the Compensation Committee, following consultation with F.W. Cook, decided to shift a percentage of each executive's compensation from base salary to short-term cash incentives and long-term equity incentives.

Long-Term Incentive Equity Awards

        In General—A portion of each named executive officer's compensation is provided in the form of long-term incentive equity awards. It is the Compensation Committee's belief that properly structured equity awards are an effective method of aligning the long-term interests of senior management with those of our stockholders.

        The Compensation Committee establishes long-term incentive grant guidelines based on a review of equity awards from competitive peer group companies. Equity awards to the CEO are determined by the Compensation Committee based on his individual performance and our financial performance, usually measured in terms of the same financial metrics taken into account in determining the annual bonus award. Equity awards to other named executive officers and other employees are based on the recommendation of the CEO and a review by the Compensation Committee. Actual grants for such individuals are based on individual performance with respect to predetermined objectives, competitive total compensation amounts, internal equity pay considerations, the potential impact on stockholder dilution and compensation expense to us. The Compensation Committee follows a grant practice of tying equity awards to its annual year-end review of individual performance and its assessment of BioClinica performance. Accordingly, it is typical practice that any equity awards to the named executive officers will be made on an annual basis after the release of our year end financials, which permits material information regarding our performance for the prior fiscal year to be disclosed to the public before any equity grants are made to our named executive officers.

        We currently grant equity awards in the form of restrict stock units. It is the Compensation Committee's belief that restricted stock unit grants are essential to the retention of the named executive officers and crucial to our long-term financial success. The vesting schedules for the restricted stock units provide a meaningful incentive for the named executive officer to remain in our service and work to continuously increase shareholder value. These equity awards also serve as an important vehicle to achieve the Compensation Committee's objective of aligning management and stockholder interests. RSUs are less dilutive to shareholders than traditional option grants in terms of the number of shares issuable under those RSU awards and provide a more direct correlation between the compensation cost we must record for financial accounting purposes and the value delivered to the executive officers. In addition, RSUs continue to have value even in periods of declining stock prices and thereby provide a less risky equity compensation program than that associated with option grants that only have value to the extent the price of the underlying stock appreciates over the option term.

        Fiscal 2012 Awards—On February 10, 2012, based upon our financial performance and the CEO's individual performance during fiscal 2012 and the recommendation from the Compensation Committee's compensation consultant, the Compensation Committee awarded the CEO 75,000 restricted stock units that vest quarterly over three years; the underlying Common Stock will be issued at the time the restricted stock units vest. On February 10, 2012, based upon our financial performance and the named executive officer's individual performance during fiscal 2011 and the recommendation of the CEO, as reviewed by the Compensation Committee's compensation consultant, the Compensation Committee also awarded each of the other named executive officers 60,000 restricted stock units that vest quarterly over four years; the underlying Common Stock will be issued at the time the restricted stock units vest. Each award will vest in full upon a change in control. The number of restricted stock units was calculated such that the grant date value of the equity awards would equal 25% to 50% of the executive's total target compensation.

        Fiscal 2013 Awards—On February 8, 2013, the Compensation Committee awarded the CEO 80,000 restricted stock units and each of our other named executive officers 60,000 restricted stock units that vest as set forth above for the restricted stock units granted in 2012.

Other Benefits

        In General—The named executive officers are offered the same benefits that are provided to other employees and are not offered any additional benefits or perquisites.

        Other Benefits—All eligible employees, including named executive officers, are eligible to receive standard health, disability and life insurance, participation in the BioClinica Employees Savings Plan (401(k)), and professional development benefits.

Executive Retention Agreement and CEO Employment Agreement

        Executive Retention Agreement—On December 31, 2008, we entered into an amended form of executive retention agreement with the named executive officers and certain of our other officers. The agreement generally provides for payments of up to 24 months salary and target bonus for the CEO and named executive officers in the event that the CEO and named executive officers are terminated or resign for good reason in connection with a change of control transaction. In addition, each unvested stock option or other equity award will vest immediately upon a change in control transaction. Each executive retention agreement is either reviewed annually or in connection with the renewal of the executive's employment agreement. The executive retention agreement has been designed to provide a level of financial security to the named executive officers that will assure their continued attention and commitment to our strategic business objectives, even in change in control situations where their continued employment may be uncertain. The severance benefits payable in connection with a change in control provide financial protection against any potential loss of employment that might otherwise occur as a result of an acquisition of BioClinica and will allow the named executive officers to focus their attention on acquisition proposals that are in the best interests of the stockholders, without undue concern as to their own financial situation. We also believe the vesting acceleration of their equity awards upon a change in control is justified because those awards are designed to serve as the primary vehicle for the named executive officers to accumulate financial resources for retirement, and a change in control event is an appropriate liquidation point for awards intended for such purpose. We do not provide our named executive officers with any defined benefit pension plan or supplemental executive retirement plan, and the only other opportunities for the accumulation of retirement funds is through the limited deferral opportunities provided under BioClinica's 401(k) savings plan.

        Employment Agreements—On February 22, 2012, we entered into a new employment agreement with Mr. Weinstein. We also have existing employment agreement with Messrs. Kaminer and Benton. The principal terms of the employment agreements are summarized in the section below entitled "Employment Contracts, Termination of Employment and Change-in-Control Arrangements."

Tax Deductibility of Compensation

        Under Section 162(m) of the Internal Revenue Code, a publicly-held company such as BioClinica is not allowed a federal income tax deduction for compensation paid to certain executive officers to the extent that compensation exceeds $1.0 million per covered officer in any year. The limitation applies only to compensation that is not performance based. Non-performance based compensation paid to our covered executive officers for fiscal 2012 did not exceed the $1.0 million limit per officer. To qualify for an exemption from the $1.0 million deduction limitation, the stockholders approved BioClinica's 2010 Stock Incentive Plan that imposed a limit on the maximum number of shares of Common Stock for which any one participant may be granted stock options per calendar year. As a result of that limitation, the compensation deemed paid to a named executive officer in connection with the exercise of options granted under the 2010 Stock Incentive Plan after that date with an exercise price equal to the fair market value of the option shares on the grant date should in most instances qualify as performance-based compensation that will not be subject to the $1.0 million limitation.

        However, the Compensation Committee believes that when establishing the cash and equity incentive compensation programs for our named executive officers, the potential deductibility of the compensation payable under those programs should be only one of a number of relevant factors taken into consideration, and not the sole governing factor. For that reason the Compensation Committee may deem it appropriate to provide one or more named executive officer with the opportunity to earn incentive compensation, whether through cash bonus programs tied to our financial performance, or equity incentive grants tied to the named executive officer's continued service (such as service-vesting restricted stock or restricted stock unit awards), which may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Internal Revenue Code. The Compensation Committee believes it is important to maintain cash and equity incentive compensation at the requisite level to attract and retain the named executive officers essential to our financial success, even if all or part of that compensation may not be deductible by reason of the Section 162(m) limitation.

COMPENSATION COMMITTEE REPORT

        The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed that Analysis with management. Based on its review and discussions with management, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K and this Schedule 14f-1. This report is provided by the following independent directors, who comprise the Compensation Committee:

By the Compensation Committee of the Board of Directors of BioClinica, Inc.
/s/ WALLACE P. PARKER, JR. Wallace P. Parker, Jr. Compensation Committee Chairman
/s/ JEFFREY H. BERG, PH.D. Jeffrey H. Berg, Ph.D. Compensation Committee Member
/s/ MARTIN M. COYNE Martin M. Coyne Compensation Committee Member
/s/ ADEOYE Y. OLUKOTUN, M.D., M.P.H., Adeoye Y. Olukotun, M.D., M.P.H., Compensation Committee Member

EXECUTIVE OFFICERS

        The following table identifies our current executive officers:

Name	Age	Capacities in Which Served	In Current Position Since
Mark L. Weinstein(1)	60	President and Chief Executive Officer	February 1998
Ted I. Kaminer(2)	54	Executive Vice President of Finance & Administration and Chief Financial Officer	February 2003
Peter S. Benton(3)	48	Executive Vice President, President eClinical Solutions	March 2009
Garry D. Johnson(4)	61	Executive Vice President, Chief Technology Officer	February 2012

(1)
Mr. Weinstein assumed the responsibilities of Chief Financial Officer of BioClinica from January 31, 2001 to February 18, 2003, in addition to serving as our President and Chief Executive Officer.

(2)
Mr. Kaminer joined BioClinica in February 2003 as our Senior Vice President and Chief Financial Officer. In March 2009, Mr. Kaminer was appointed Executive Vice President of Finance and Administration and Chief Financial Officer. Prior to joining BioClinica, he served as Chief Financial Officer and Vice President of ION Networks Inc., and Senior Vice President of Finance and Chief Financial Officer of CMPExpress. Mr. Kaminer also spent 12 years with various investment banking firms in the corporate finance area. Mr. Kaminer was previously associated with PriceWaterhouse (the predecessor of PricewaterhouseCoopers) and received his Bachelor's degree from Cornell University and MBA in finance from The Wharton School, University of Pennsylvania.

(3)
Mr. Benton joined BioClinica in September 2008 as President, Phoenix Data Systems Division. In March 2009, Mr. Benton was appointed an executive officer of BioClinica and his title was changed to Executive Vice President, President eClinical Solutions. Mr. Benton was Chief Operating Officer at etrials Worldwide, Inc. from July 2007 until April 2008. Mr. Benton was also Managing Director of Wharton Venture Partners from April 2004 until July 2008. Previously, Mr. Benton held the position of Vice President, Central Planning at Johnson & Johnson Pharmaceutical Research & Development LLC from September 2001 until March 2004. Mr. Benton's experience also includes general management experience at TRW, Inc.'s automotive sector and General Electric, where he started his career in the manufacturing management program. Mr. Benton holds a Bachelor's degree in Mechanical Engineering from Northeastern University and an MBA from The Wharton School, University of Pennsylvania.

(4)
Mr. Johnson joined BioClinica in September 2010 as Senior Vice President and Chief Technology Officer. In February 2012, Mr. Johnson was appointed an executive officer of BioClinica and his title was changed to Executive Vice President, Chief Technology Officer. Prior to joining BioClinica, Mr. Johnson was with Dendrite International, Inc. from November 2000 until May 2007 in various positions with his last title as Senior Vice President and Global Chief Technology Officer. Mr. Johnson holds a Bachelor's degree in management from Fairfield University.

        None of our executive officers are related to any other executive officer or to any director of BioClinica. Our executive officers are elected annually by the Board of Directors and serve until their successors are duly elected and qualified.

Summary Compensation Table

        The following Summary Compensation Table sets forth information concerning compensation earned for services rendered in all capacities to us and our subsidiaries for the years ended December 31, 2012, 2011 and 2010. Information regarding the compensation of our Chief Executive

Officer, our Chief Financial Officer and our other executive officers whose total compensation for the 2012 fiscal year exceeded $100,000 (collectively, the "Named Executive Officers") is set forth below. No other executive officers who would have been otherwise includable in such table on the basis of their total compensation for the 2012 fiscal year have been excluded by reason of their termination of employment or change in executive status during that year.

Name and Principal Position	Year	Salary	Bonus	Stock Awards/ Restricted Stock Units ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
			(a)	(b)				(c)
Mark L. Weinstein	2012	$443,300	$224,500	$417,750	—	—	—	—	$1,085,550
President, Chief	2011	$407,900	$207,500	$280,800	—	—	—	—	$896,200
Executive Officer	2010	$370,000	$143,000	$175,600	—	—	—		$688,600
Ted I. Kaminer	2012	$326,600	$148,500	$334,200	—	—	—	—	$809,300
Executive Vice	2011	$303,600	$139,500	$187,200	—	—	—	—	$630,300
President Finance &	2010	$270,000	$94,000	$175,600	—	—	—	—	$539,600
Administration,
Chief Financial
Officer
Peter S. Benton	2012	$302,500	$137,250	$334,200	—	—	—	—	$773,950
Executive Vice	2011	$285,200	$130,500	$187,200	—	—	—	—	$602,900
President, President	2010	$260,000	$91,000	$175,600	—	—	—	—	$526,600
eClinical Solutions
Garry D. Johnson	2012	$281,600	$130,500	$334,200	—	—	—	—	$746,300
Executive Vice
President, Chief
Technology Officer

(a)
Represents amounts paid under our corporate bonus plan based on our Compensation Committee's review of corporate performance and individual achievements. The bonuses earned in the year stated were paid in March of the following year.

(b)
Represents the aggregate grant-date fair value of the restricted stock units awarded to the Named Executive Officer for the applicable year, calculated in accordance with FASB ASC Topic 718, and does not take into account estimated forfeitures. These amounts reflect BioClinica's accounting expense and do not correspond to the actual value that will be realized by each Named Executive Officer. The grant date fair value of each stock award/restricted stock unit awarded was $5.57 in 2012, $4.68 in 2011 and $4.39 in 2010. For information on the valuation assumptions, refer to Note 9—Stock Based Compensation of the Notes to Financial Statements in our 2011 Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2012.

(c)
In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits have been omitted in those instances where such perquisites and other personal benefits constituted less than $10,000 for the Named Executive Officer for the fiscal year.

Grants of Plan-Based Awards in 2012 Table

        The following table sets forth summary information regarding all grants of plan-based awards made to the Named Executive Officers during the year ended December 31, 2012. As of the end of

2012, none of the Named Executive Officers held any equity incentive awards subject to performance vesting requirements, and no non-equity incentive awards were made during the 2012 fiscal year.

								All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)
		Estimated Future Payouts Under Non- Equity Incentive Plan Awards									Grant Date Fair Value of Stock and Option Awards ($)
					Estimated Future Payouts Under Equity Incentive Plan Awards					Exercise or Base Price of Option Awards ($/Sh)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
								(a)			(b)
Mark L. Weinstein	02/10/2012	—	—	—	—	—	—	75,000	—	—	$417,750
Ted I. Kaminer	02/10/2012	—	—	—	—	—	—	60,000	—	—	$334,200
Peter S. Benton	02/10/2012	—	—	—	—	—	—	60,000	—	—	$334,200
Garry D. Johnson	02/10/2012	—	—	—	—	—	—	60,000	—	—	$334,200

(a)
Represents the number of shares that will vest and become issuable pursuant to a restricted stock unit award. The shares underlying the award will vest and become issuable in successive equal quarterly installments based on the Named Executive Officer's continued service to the company over a four-year (three- year for Mr. Weinstein) period measured from the Grant Date

(b)
Represents the aggregate grant-date fair value of the restricted stock units awarded to the Named Executive Officer for the applicable year, calculated in accordance with FASB ASC Topic 718 and does not take into account estimated forfeitures. These amounts reflect BioClinica's accounting expense and do not correspond to the actual value that will be realized by each Named Executive Officer. The grant-date fair value of each stock award/restricted stock unit awarded was $5.57. The grant date fair values have been determined based on the assumptions and methodologies set forth in Note 9—Stock Based Compensation of the Notes to Financial Statements in our 2011 Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2012.

Outstanding Equity Awards at 2012 Fiscal Year-End Table

        The following table sets forth summary information regarding the outstanding equity awards held by the Named Executive Officers at December 31, 2012. As of the end of the 2012 fiscal year, none of the Named Executive Officers held any unearned equity incentive plan awards subject to performance vesting requirements.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
									(a)
Mark L. Weinstein	—	—		—	—	—	3,333	(f)	$19,067	—	—
	—	—		—	—	—	25,000	(f)	$143,000	—	—
	—	—		—	—	—	56,250	(f)	$321,750	—	—
Ted I. Kaminer	6,500	—		—	$3.05	02/06/2013	12,500	(g)	$71,500	—	—
	25,000	—		—	$7.03	02/09/2014	22,500	(g)	$128,700	—	—
	15,000	—		—	$4.00	03/01/2013	48,750	(g)	$278,850	—	—
	15,000	—		—	$8.06	02/27/2014	—		—	—	—
	19,333	667	(b)	—	$7.72	02/27/2015	—		—	—	—
	38,333	1,667	(c)	—	$3.04	02/26/2016	—		—	—	—
Peter S. Benton	100,000	—		—	$7.72	09/30/2015	12,500	(g)	$71,500	—	—
	38,333	1,667	(c)	—	$3.04	02/26/2016	22,500	(g)	$128,700	—	—
	—	—		—	—	—	48,750	(g)	$278,850	—	—
Garry D. Johnson	10,000	10,000	(d)	—	$3.44	02/10/2010	48,750	(h)	$278,850	—	—
	25,000	4,583	(e)	5,417	$4.68	02/18/2018	—		—	—	—

(a)
Market value based on $5.72 fair value of BioClinica's Common Stock at December 31, 2012.

(b)
Each of these options will vest as to 20% of the option shares upon completion of one year of service measured from the February 27, 2008 grant date, and the remainder will vest in successive equal monthly increments over the next four years of continued service thereafter.

(c)
Each of these options will vest in successive equal monthly increments over the next four years of continued service measured from the February 26, 2009 grant date.

(d)
Each of these options will vest as to 25% of the option shares upon completion of one year of service measured from the September 10, 2010 grant date, and 25% every year thereafter for three years.

(e)
Each of these options will vest in successive equal monthly increments over the next four years of continued service measured from the February 11, 2011 grant date.

(f)
Represents the number of shares that will vest and become issuable pursuant to a restricted stock unit award covering 40,000 shares, 60,000 shares and 75,000 shares granted on February 11, 2010, February 18, 2011 and February 10, 2012 respectively. The shares underlying the award will vest and become issuable in successive equal quarterly installments based on the Named Executive Officer's continued service to the company over a three-year period measured from the grant date.

(g)
Represents the number of shares that will vest and become issuable pursuant to a restricted stock unit award covering 40,000 shares, 40,000 shares and 60,000 shares granted on February 11, 2010, February 18, 2011 and February 10, 2012 respectively. The shares underlying the award will vest and become issuable in successive equal quarterly installments based on the Named Executive Officer's continued service to the company over a four-year period measured from the Grant Date.

(h)
Represents the number of shares that will vest and become issuable pursuant to a restricted stock unit award covering 60,000 shares granted on February 10, 2012. The shares underlying the award will vest and become issuable in successive equal quarterly installments based on the Named Executive Officer's continued service to the company over a four-year period measured from the Grant Date.

Option Exercises and Stock Vested Table for Fiscal 2012

        The following table summarizes the option exercises and vesting of stock awards for each of the Named Executive Officers for the year ended December 31, 2012:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(a)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(b)
Mark L. Weinstein	—	—	52,083	$287,915
Ted I. Kaminer	63,654	$161,954	31,250	$172,750
Peter S. Benton	—	—	31,250	$172,750
Garry D. Johnson	—	—	11,250	$62,100

(a)
Value realized is determined by multiplying (i) the amount by which the market price of the Common Stock on the date of exercise exceeded the exercise price by (ii) the number of shares for which the option was exercised.

(b)
Value realized is determined by multiplying (i) the market price of the Common Stock on the applicable vesting date by (ii) the number of shares that vested on that date.

Pension Benefits Table

        BioClinica does not have any defined benefit pension plans.

Nonqualified Deferred Compensation Table

        BioClinica does not have any nonqualified deferred compensation.

Employment Contracts, Termination of Employment, and Change-in-Control Arrangements

Executive Retention Agreements

        We have entered into an executive retention agreement with each of our Named Executive Officers and certain other officers of BioClinica. Pursuant to the terms of those agreements, in the event a Named Executive Officer's employment is terminated without cause or such executive resigns for good reason within 60 days prior to a change in control or within 24 months following a change in control, the executive will become entitled to the following payments and benefits:

  •
  A pro-rated cash bonus payment based on the greater of (A) the Named Executive Officer's largest annual bonus for the most recently completed 3 fiscal years and (B) the Named Executive Officer's target annual bonus at time of termination. Such payment will become payable in a lump sum within 30 days following the Named Executive Officer's termination date.

  •
  A cash payment in an amount equal to (A) 1.5 (2.0 for Mr. Weinstein) multiplied by (B) the sum of (x) the greater of (i) the Named Executive Officer's annual base salary for the most recently completed fiscal year or (ii) the Named Executive Officer's current annual base salary at the time of termination and (y) the greater of (i) the Named Executive Officer's largest annual bonus for the most recently completed 3 fiscal years and (ii) the Named Executive Officer's target annual bonus at time of termination. Such payment will become payable in 18 (24 for Mr. Weinstein) equal monthly installments beginning within 30 days following the Named Executive Officer's termination date.

  •
  Each outstanding option to purchase shares of BioClinica's Common Stock held by the Named Executive Officer at the time of termination shall automatically become fully vested and exercisable and each outstanding restricted stock award shall automatically become fully vested. Each option shall remain so exercisable until the expiration date of the option term or (if earlier) the termination of that option in accordance with the provisions of the applicable stock option agreement.

  •
  Up to 18 months (24 Months for Mr. Weinstein) of continued COBRA coverage at BioClinica's expense, plus, a tax gross up payment in the event the continued COBRA coverage results in the recognition of taxable income by the Named Executive Officer. Any tax gross-up payment will generally be paid at the time the related tax is remitted to the appropriate tax authorities.

  •
  A lump sum cash payment, not to exceed $15,000, to cover the cost to obtain post-employment continued coverage under life and accidental death or dismemberment insurance and disability insurance plans for a period of 18 months (24 Months for Mr. Weinstein) following the Named Executive Officer's termination date.

  •
  For purposes of determining eligibility of the Named Executive Officer for retiree benefits to which he is entitled, he shall be considered to have remained employed by BioClinica until 18 months following his termination date.

  •
  A tax gross up payment for any Internal Revenue Code Section 280G Excise Tax Liability. The tax gross-up payment will generally be paid at the time the related excise tax is remitted to the appropriate tax authorities.

Mr. Weinstein Employment Agreement

        On February 22, 2012, we entered into an employment agreement with Mr. Weinstein. The term of the agreement is three years; beginning on February 29, 2012 and ending on February 28, 2015. The terms and conditions of the employment agreement are: (i) an annual base salary, currently $475,000, in addition to certain benefits and perquisites; (ii) cash bonuses in amounts that are to be determined by the Compensation Committee of the Board of Directors in accordance with BioClinica's management incentive policy; and (iii) equity incentive compensation awards from BioClinica's incentive compensation plans on a basis commensurate with Mr. Weinstein's position and responsibility at the sole discretion of the Compensation Committee. In the event that Mr. Weinstein's employment is terminated without cause, or in the event Mr. Weinstein resigns for good reason, subject to his timely execution of a release of claims, he will receive (i) continued payment of his base salary for a period of 12 months, (ii) 6 cash payments in an aggregate amount equal to the bonus paid to Mr. Weinstein for the fiscal year immediately preceding the fiscal year in which his termination occurs, (iii) continued health care coverage for a period of 120 days, and (iv) a lump sum cash payment in an amount not to exceed $15,000, representing the cost of certain lost benefits. In the event Mr. Weinstein's employment is terminated for reasons other than cause, death or disability, or in the event Mr. Weinstein resigns for good reason, both within a specified time period before or after a change of control of BioClinica, subject to his timely execution of a release of claims, Mr. Weinstein will also receive a grant of 225,000 unregistered securities of BioClinica less the number of shares subject to any equity awards granted to him during the term of his employment agreement (or other consideration provided to stockholders in connection with a change of control), payable within 5 days after the triggering event, or, if later, Mr. Weinstein's execution of the release.

        In the event Mr. Weinstein becomes entitled to a payment under his Executive Retention Agreement, he will receive payments solely pursuant to that agreement, except, he shall also become entitled to the grant of unregistered shares pursuant to the terms of his Employment Agreement.

Mr. Kaminer Employment Agreement

        On February 24, 2010, we entered into an amended and restated employment agreement with Mr. Kaminer for an initial term of one-year, which automatically renews each year unless otherwise terminated by our Board of Directors. The employment agreement provides for an annual base salary, currently $340,000, subject to periodic increase at the discretion of the Compensation Committee in addition to certain benefits and perquisites, and incentive compensation awards under our incentive compensation plans on a basis commensurate with his position and responsibility. In the event Mr. Kaminer is terminated without cause or he resigns for good reason, he will become entitled to the following payments, subject to his timely execution of a release of claims: (i) salary and benefit continuation (including continued vesting of stock options and health care coverage at BioClinica's expense) for a period of 180 days, (ii) a pro-rated bonus (the proration period to include the 180 day salary continuation period), and (iii) a lump sum cash payment in the amount of $5,000.

        Mr. Kaminer's Employment Agreement provides for the automatic accelerated vesting of all of his outstanding stock options and other equity awards in the event of a change in control of BioClinica, and (if applicable) each such award shall remain exercisable for a period of not less than one (1) year after the date of the change in control.

Mr. Benton Employment Agreement

        On September 30, 2008, we entered into an employment agreement with Mr. Benton for an initial term of one-year, which automatically renews each year unless otherwise terminated by our Board of Directors. The terms and conditions of the employment agreement are: (i) an annual base salary, currently $315,000, subject to periodic increase at the discretion of the Compensation Committee in addition to certain benefits and perquisites; (ii) incentive compensation awards under our incentive compensation plans on a basis commensurate with his position and responsibility; and (iii) an option to purchase 100,000 shares of our Common Stock, with an exercise price of $7.72 per share, the fair market value of our Common Stock on the date of the execution of his employment agreement. In the event Mr. Benton is terminated without cause or he resigns for good reason, he will become entitled to the following payments, subject to his timely execution of a release of claims: (i) salary and benefit continuation (including continued vesting of stock options and health care coverage at BioClinica's expense) for a period of 180 days, (ii) a pro-rated bonus (the proration period to include the 180 day salary continuation period), and (iii) a lump sum cash payment in the amount of $5,000.

        In the event Mr. Benton becomes entitled to a payment under his Executive Retention Agreement, he will receive payments solely pursuant to that agreement.

Change in Control and Termination Payments

        The severance payments and benefits that the named executive officers will become entitled to in connection with the proposed transaction are set forth in the Schedule 14D-9 under Item 3, Past Contacts, Transactions, Negotiations and Agreements.

Equity Compensation Plan Information

        The following table provides information as of December 31, 2012 with respect to shares of our Common Stock that may be issued under our existing equity compensation plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	Weighted Average Exercise Price of Outstanding Options(2)	Number of Securities Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans that have been approved by security holders	2,242,642	$5.39	850,249	(3)
Equity compensation plans not approved by security holders	—	—	—
Total	2,242,642	$5.39	850,249	(3)

(1)
Includes (i) 471,250 options outstanding under the 2010 Plan (ii) 1,114,558 options outstanding under the 2002 Plan (iii) 409,334 shares subject to restricted stock units outstanding under the 2010 Plan and (iv) 247,500 shares subject to restricted stock units outstanding under the 2002 Plan.

(2)
Calculated without taking into account the 656,834 shares of Common Stock subject to outstanding restricted stock units that become issuable at a designated time following the vesting of those units, without any cash consideration or other payment required for such shares.

(3)
Represents shares of our Common Stock issuable pursuant to the 2010 Plan. Shares reserved for issuance under the 2010 Plan may be issued upon the exercise of stock options or through direct stock issuances or pursuant to restricted stock units that vest upon the attainment of prescribed performance milestones or the completion of designated service periods.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        There are, as of February 8, 2013, 69 holders of record and approximately 2,400 beneficial holders of our Common Stock. The following table sets forth certain information, as of February 8, 2013, with respect to holdings of our Common Stock by (i) each person known by us to be the beneficial owner of more than 5% of the total number of shares of our Common Stock outstanding as of such date, (ii) each of our directors (which includes all nominees), and Named Executive Officers, and (iii) all directors and executive officers as a group. Except as otherwise indicated in the footnotes to the table or for shares of our Common Stock held in brokerage accounts, which may from time to time, together with other securities held in those accounts, serve as collateral for margin loans made from such accounts, none of the shares reported as beneficially owned are currently pledged as security for any outstanding loan or indebtedness.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
(i) Certain Beneficial Owners:
Covance Inc.	2,355,000		15.0%
210 Carnegie Center
Princeton, New Jersey 08540
Wellington Trust Company, NA	1,468,571	(3)	9.4%
75 State Street
Boston, MA 02109
Heartland Advisors, Inc.	1,300,000	(3)	8.3%
789 N. Water St., Suite 500
Milwaukee, WI 53202
(ii) Directors, Nominees, and Named Executive Officers:
Mark L. Weinstein	489,548	(4)	3.1%
Ted I. Kaminer	208,199	(5)	1.3%
Peter S. Benton	185,398	(6)	1.2%
Garry D. Johnson	26,437	(7)	*
Jeffrey H. Berg, Ph.D.	155,750	(8)	1.0%
Martin M. Coyne III	22,500	(9)	—
E. Martin Davidoff, CPA, Esq.	90,430	(10)	*
Marcella LoCastro, CPA, CITP	25,750	(11)	—
David E. Nowicki, D.M.D.	231,788	(12)	1.5%
Adeoye Y. Olukotun, M.D., M.P.H.	50,000	(13)	*
Wallace P. Parker, Jr.	42,700	(14)	*
John P. Repko	12,500	(15)	—
(iii) All directors and executive officers as a group (12 persons)	1,538,000	(4)(5)(6)(7)(8)(9)(10)(11)(12)(13)(14)(15)	9.4%

*
Less than 1%

(1)
Except as otherwise indicated, all shares are beneficially owned and sole investment and voting power is held by the persons named. Except as otherwise indicated, the address of each beneficial owner is c/o BioClinica, Inc. 826 Newtown-Yardley Road, Newtown, PA 18940.

(2)
Applicable percentage of ownership is based on 15,703,568 shares of Common Stock outstanding, plus any Common Stock equivalents and options or warrants held by such holder, which are presently exercisable or will become exercisable within 60 days after February 8, 2013.

(3)
Such information is based upon our review of a Schedule 13F filed by the holder with the SEC for the period ended September 30, 2012.

(4)
Includes 40,000 shares of Common Stock that will become issuable within 60 days after February 8, 2013 pursuant to restricted stock units held by such individual were he to resign from BioClinica as of that date. Includes 14,583 shares of Common Stock that will be issuable within 60 days after February 8, 2013 pursuant to restricted stock units held by such individual. Excludes 70,000 shares of Common Stock underlying restricted stock units which vest over time after such period. Excludes 80,000 shares of Common Stock underlying restricted stock units granted on February 8, 2013 which vest over time after such period.

(5)
Includes 115,000 shares of Common Stock issuable pursuant to presently exercisable options or options which will become exercisable within 60 days after February 8, 2013. Includes 8,750 shares of Common Stock that will be issuable within 60 days after February 8, 2013 pursuant to restricted stock units held by such individual. Excludes 75,000 shares of Common Stock underlying restricted stock units which become exercisable over time after such period. Excludes 60,000 shares of Common Stock underlying restricted stock units granted on February 8, 2013 which vest over time after such period.

(6)
Includes 140,000 shares of Common Stock issuable pursuant to presently exercisable options or options which will become exercisable within 60 days after February 8, 2013. Includes 8,750 shares of Common Stock that will be issuable within 60 days after February 8, 2013 pursuant to restricted stock units held by such individual. Excludes 75,000 shares of Common Stock underlying restricted stock units which become exercisable over time after such period. Excludes 60,000 shares of Common Stock underlying restricted stock units granted on February 8, 2013 which vest over time after such period.

(7)
Includes 15,208 shares of Common Stock issuable pursuant to presently exercisable options or options which will become exercisable within 60 days after February 8, 2013. Includes 3,750 shares of Common Stock that will be issuable within 60 days after February 8, 2013 pursuant to restricted stock units held by such individual. Excludes 14,792 shares of Common Stock underlying options and 45,000 shares of Common Stock underlying restricted stock units which become exercisable over time after such period. Excludes 60,000 shares of Common Stock underlying restricted stock units granted on February 8, 2013 which vest over time after such period.

(8)
Includes 56,250 shares of Common Stock issuable pursuant to presently exercisable options or options which will be exercisable within 60 days after February 8, 2013. Includes 52,500 shares of Common Stock that will become issuable within 60 days after February 8, 2013 pursuant to restricted stock units held by such individual were he to resign from the Board of Directors as of that date. Excludes 2,000 shares of Common Stock underlying restricted stock units which become exercisable over time after such period.

(9)
Represents 22,500 shares of Common Stock that will become issuable within 60 days after February 8, 2013 pursuant to restricted stock units held by such individual were he to resign from the Board of Directors as of that date. Excludes 2,000 shares of Common Stock underlying restricted stock units which become exercisable over time after such period.

(10)
Includes 27,000 shares of Common Stock issuable pursuant to presently exercisable options or options which will be exercisable within 60 days after February 8, 2013. Includes 52,500 shares of Common Stock that will become issuable within 60 days after February 8, 2013 pursuant to restricted stock units held by such individual were he to resign from the Board of Directors as of that date. Excludes 2,000 shares of Common Stock underlying restricted stock units which become exercisable over time after such period.

(11)
Includes 22,500 shares of Common Stock that will become issuable within 60 days after February 8, 2013 pursuant to restricted stock units held by such individual were she to resign from the Board of Directors as of that date. Excludes 2,000 shares of Common Stock underlying restricted stock units which become exercisable over time after such period.

(12)
Includes 46,250 shares of Common Stock issuable pursuant to presently exercisable options or options which will be exercisable within 60 days after February 8, 2013. Includes 54,167 shares of Common Stock that will become issuable within 60 days after February 8, 2013 pursuant to restricted stock units held by such individual were he to resign from the Board of Directors as of that date. Excludes 2,333 shares of Common Stock underlying restricted stock units which become exercisable over time after such period.

(13)
Represents 50,000 shares of Common Stock that will become issuable within 60 days after February 8, 2013 pursuant to restricted stock units held by such individual were he to resign from the Board of Directors as of that date. Excludes 2,000 shares of Common Stock underlying restricted stock units which become exercisable over time after such period.

(14)
Includes 32,500 shares of Common Stock that will become issuable within 60 days after February 8, 2013 pursuant to restricted stock units held by such individual were he to resign from the Board of Directors as of that date. Excludes 2,000 shares of Common Stock underlying restricted stock units which become exercisable over time after such period.

(15)
Represents 12,500 shares of Common Stock that will become issuable within 60 days after February 8, 2013 pursuant to restricted stock units held by such individual were he to resign from the Board of Directors as of that date. Excludes 2,500 shares of Common Stock underlying restricted stock units which become exercisable over time after such period.

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        On October 13, 1994, BioClinica and Covance Inc. entered into an agreement whereby Covance purchased: (i) 2,355,000 shares of our Common Stock; (ii) a warrant to purchase 250,000 shares of our Common Stock with an initial exercise price of $1.25 per share; and (iii) a warrant to purchase 250,000 shares of our Common Stock with an initial exercise price of $1.50 per share (the "Warrants"), for an aggregate purchase price of $1,819,500. The Warrants expired on October 13, 1998 without being exercised. Pursuant to the above agreement, we have agreed to take all actions necessary to nominate and cause the election to the Board of Directors of up to three designees of Covance Inc. Covance Inc. did not nominate a designee to serve on our Board of Directors for the 2012 or 2013 fiscal years.

Review, Approval or Ratification of Transaction with Related Persons

        Our Audit Committee reviews all related party transactions on an ongoing basis and all such transactions between BioClinica and a director or officer are reviewed by the Audit Committee and approved by the entire Board of Directors.

ANNEX II

January 29, 2013

Board of Directors
BioClinica, Inc.
826 Newtown-Yardley Rd.
Newtown, PA 18940

Members of the Board of Directors:

        You have requested our opinion as to the fairness from a financial point of view to the holders of shares of common stock, par value $.00025 per share (the "Company Common Stock"), of BioClinica, Inc. (the "Company") of the Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger, dated as of the date hereof (the "Agreement"), by and among the Company, BioCore Holdings, Inc. ("Parent"), and BC Acquisition Corp., a wholly-owned subsidiary of Parent ("Acquisition Sub"). Pursuant to the Agreement and on the terms and subject to the conditions set forth therein, (i) Acquisition Sub will make a tender offer (the "Offer") to purchase all of the outstanding shares of Company Common Stock in exchange for $7.25 per share in cash, without interest (the "Consideration"), and (ii) Acquisition Sub will be merged with and into the Company, with the Company continuing as the surviving corporation of the merger, and each share of Company Common Stock issued and outstanding immediately prior to the effective time of the merger (other than shares of Company Common Stock owned by Parent, Acquisition Sub or the Company or their respective subsidiaries, and other than Appraisal Shares (as defined in the Agreement)) will be converted into the right to receive the Consideration (clauses (i) and (ii) together, the "Transaction"). The terms and condition of the Transaction contemplated by the Agreement are set forth more fully in the Agreement.

        EP Securities, LLC is a registered broker-dealer and is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions and other transactions for corporate and other purposes. We have acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses and indemnify us against certain liabilities arising out of our engagement. We will also receive a fee in connection with the delivery of this opinion. We acted as the exclusive financial advisor in the sale of the Company's CapMed Division to MBI Benefits, Inc., a wholly-owned subsidiary of Metavante Technologies, Inc., in January 2009 and the acquisition of Tourtellotte Solutions, Inc. in September 2009. We acted as financial advisor and provided a fairness opinion to the Company related to its attempted acquisition of eTrials Worldwide, Inc. in May 2009. We also provided advisory services to the board of directors during 2010 and 2011. We may provide investment banking services to the Company in the future. In connection with the above-described services we have received, and may receive, compensation.

        In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2011; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management, as reviewed and approved for use in connection with this opinion by management of the Company (collectively, the "Forecasts"). We have also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for the Transaction and the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the shares of the Company Common Stock and compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of recent business combinations in the pharmaceutical clinical support services industry, and performed such other studies and analyses, and considered such other factors, as we consider appropriate.

        We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared by the management of the Company on a basis reflecting the best currently available estimates and judgments of the management of the Company. We did not independently verify the accuracy or completeness of any such information, nor will we do so in the future, and we did not and do not assume any responsibility for doing so. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal, nor have we evaluated the solvency of any party to the Agreement under any state or federal laws relating to bankruptcy, insolvency or similar matters.

        We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company. Our opinion, as set forth herein, relates to the value of the Company. We express no view as to the federal, state or local tax consequences of the Transaction.

        Our opinion does not address the underlying business decision of the Company to engage in the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We have not been asked to, nor do we, offer any opinion as to the material terms of the Agreement (other than the Consideration) or the form of the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature of any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration.

        Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction, and our opinion is not intended to be and does not constitute a recommendation as to whether any stockholder should tender shares of Company Common Stock in the Offer or how any stockholder should act on any matters relating to the proposed Transaction or otherwise. Our opinion may not be reproduced, summarized, excerpted from or referred to in any public document or given to any other person without the prior written consent of EP Securities, LLC. If required by law, such opinion may be included in any disclosure document filed by the Company with the Securities and Exchange Commission with respect to the Transaction; provided, however, that such opinion must be reproduced in full and that any description of or reference to EP Securities, LLC must be in a form reasonably acceptable to EP Securities, LLC and its counsel. EP Securities, LLC shall have no responsibility for the form or content of any such disclosure document, other than the opinion itself.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Common Stock pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ EP Securities, LLC EP Securities, LLC

ANNEX III

THE GENERAL CORPORATION LAW
OF
THE STATE OF DELAWARE

SECTION 262 APPRAISAL RIGHTS.—

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

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          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second

III-2

  notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

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        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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